PROSPECTUS SUPPLEMENT
(To prospectus dated April 26, 1999)

1,100,000 Shares

COASTAL BANCORP, INC.                               [LOGO]

9.12% Series A Cumulative Preferred Stock

------------------------------------------------------------

- For each share of Series A Preferred Stock you own, you will receive cash dividends from the date of original issuance, in the amount of $2.28 per share each year, which is equivalent to 9.12% of the $25.00 liquidation preference. Dividends will be paid on March 31, June 30, September 30 and December 31 of each year beginning June 30, 1999. The first distribution will be for less than a full quarter. Distributions will be cumulative.

- On and after May 15, 2003, we may, at our option, redeem the Series A Preferred Stock by paying holders $25.00 per share, plus any accrued and unpaid dividends.

- The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities.

- The Series A Preferred Stock has been approved for listing on the Nasdaq National Market under the symbol "CBSAO."

                            ------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-10.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                       PER SHARE       TOTAL
                                                                                      -----------  -------------
Public offering price...............................................................   $   25.00   $  27,500,000
Underwriting fees...................................................................   $    1.00   $   1,100,000
Proceeds to Coastal Bancorp, Inc....................................................   $   24.00   $  26,400,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY                                LEGG MASON WOOD WALKER
                                                         INCORPORATED

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 11, 1999.

                               TABLE OF CONTENTS

                                   PROSPECTUS SUPPLEMENT                                     PAGE
                                                                                        ---------
Summary...............................................................................        S-1
Recent Developments...................................................................        S-6
Risk Factors..........................................................................       S-10
Use of Proceeds.......................................................................       S-14
Capitalization........................................................................       S-14
Management of Coastal Bancorp, Inc. and Coastal Banc..................................       S-15
Description of Series A Preferred Stock...............................................       S-16
Tax Considerations....................................................................       S-19
Underwriting..........................................................................       S-22
Legal Matters.........................................................................       S-23
Experts...............................................................................       S-23

                                           PROSPECTUS
                                                                                          PAGE
                                                                                        ---------
About this Prospectus.................................................................          1
Where You Can Find More Information...................................................          1
Coastal Bancorp, Inc..................................................................          2
Coastal Bancorp Capital Trust I.......................................................          2
Use of Proceeds.......................................................................          3
Description of Debt Securities........................................................          3
Description of Preferred Stock........................................................         14
Description of Common Stock...........................................................         17
Description of Trust Preferred Securities.............................................         17
Description of Guarantees.............................................................         28
Relationship Among the Trust Preferred Securities, the Junior Subordinated Debentures
  and the Guarantees..................................................................         30
Book-Entry Issuance...................................................................         32
Plan of Distribution..................................................................         34
Legal Matters.........................................................................         35
Experts...............................................................................         35

                           --------------------------

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, this Series A Preferred Stock in any state where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the dates of this prospectus supplement and the accompanying prospectus, but the information may have changed since those dates.

                                    SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS SUPPLEMENT, IN THE ACCOMPANYING PROSPECTUS OR IN THE INFORMATION INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS SUPPLEMENT, IN THE ACCOMPANYING PROSPECTUS AS WELL AS THE FINANCIAL STATEMENTS, THE RELATED NOTES AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS.

BUSINESS OF COASTAL BANCORP, INC.

Coastal Bancorp, Inc. is a financial services company headquartered in Houston, Texas with $3.0 billion in total assets at December 31, 1998. Our primary operating subsidiary is Coastal Banc ssb, which is a Texas-chartered, federally insured state savings bank. We operate through 50 branch offices in metropolitan Houston, Austin, Corpus Christi, the Rio Grande Valley and small cities in the southeast quadrant of Texas.

Coastal Banc was acquired in 1986 by an investor group, consisting of a majority of the current members of the Board of Directors, including Manuel J. Mehos, the present Chairman of the Board, President and Chief Executive Officer. Coastal Banc was acquired to take advantage of the failures and consolidation in the Texas banking and thrift industries. At February 28, 1986, the date of change in ownership, Coastal Banc had one full service office and total assets of $10.7 million. Since then, we have acquired deposits and branch offices in transactions with the Federal government and other private institutions. In 1995, we acquired our first commercial bank as part of our strategy to emphasize commercial banking products and services. By December 31, 1998, our total assets had increased to $3.0 billion, total deposits were $1.7 billion and stockholders' equity equaled $112.8 million.

Since our inception, we have pursued a strategy of building our core deposit base while deploying our funds in assets which provide an attractive return with acceptable credit risk. In carrying out this strategy, we adhere to four operating principles:

    - expand our low cost core deposit base;

    - minimize interest rate risk;

    - control credit risk; and

    - maintain a low level of general overhead expenses.

EXPAND OUR LOW COST CORE DEPOSIT BASE. Through a series of transactions with the Federal government and private financial institutions, we assumed $1.9 billion of primarily retail deposits and 58 branches (16 of which were subsequently closed). We also opened six new branches in the Houston metropolitan area and one in Austin. In addition, in 1995, we launched a strategy to emphasize commercial banking products and services. One element of this strategy is to increase the level of low cost transaction and commercial deposit accounts. At December 31, 1998, these deposit accounts had increased to $151.2 million, up from $39.7 million at December 31, 1994.

MINIMIZE INTEREST RATE RISK. Our loans and mortgage-backed securities generally have variable rates of interest which periodically adjust or reprice. We minimize our interest rate risk by matching, when possible, the repricing or maturity of our interest-earning assets to the expected terms of our liabilities. Our liabilities, which are primarily deposits and borrowings, are also sensitive to changes in interest rates. We also match, if possible, the basis or index upon which our assets and liabilities reprice. On certain assets and liabilities we also use interest rate swap and interest rate cap agreements to reduce our exposure to fluctuations in interest rates.

CONTROL CREDIT RISK. We control credit risk by holding a substantial portion of our assets in primarily adjustable rate mortgage-backed securities issued or guaranteed by government sponsored agencies and first lien single family residential mortgage loans. At December 31, 1998, $1.3 billion, or 41.9% of total assets, consisted of mortgage-backed securities and $690.5 million, or 23.2% of total assets, were first lien single family residential mortgage loans. More recently we have emphasized commercial business lending, which involves greater credit risk than first lien single family residential mortgage lending. We attempt to minimize this risk by lending to companies within our market areas who operate in selected lines of business. We also originate lines of credit to mortgage lenders nationally, which are secured by first lien single family residential mortgage loans.

MAINTAIN A LOW LEVEL OF GENERAL OVERHEAD EXPENSES. When we acquire institutions or branches, we quickly identify and eliminate excess costs, which enables us to grow while maintaining a low level of overhead expenses. Our ratio of non-interest expense to average total assets was 1.61% for the year ended December 31, 1998 (which gives effect to only four months of combined results from our most recent acquisition). While we expect our costs to increase as we continue to emphasize commercial banking, we intend to continue to pay careful attention to controlling our overhead expenses.

STRATEGY. Our strategy is to continue to focus our attention on activities that enhance our net interest margin and our ability to generate fee income. We intend to accomplish this objective by:

    - expanding commercial banking products and services at our branches;

    - acquiring financial institutions, particularly commercial banks, and branches in and adjacent to our market area; and

    - acquiring non-bank financial services companies, such as an investment banking firm, whose customer base and offered services complement our commercial banking activities.

In pursuing our strategy, we intend to continue to adhere to our four operating principles.

OFFICE LOCATION

Our principal executive offices are located at 5718 Westheimer, Suite 600, Houston, Texas 77057, and our telephone number is (713) 435-5000.

THE OFFERING

Securities offered.........  1,100,000 shares of 9.12% Series A Cumulative Preferred Stock
                             (the "Series A Preferred Stock")

Price per share............  $25.00

Use of proceeds............  We will use the proceeds for general corporate purposes, which may include:

                             -  acquisitions by either us or Coastal Banc, although there are presently no agreements or understandings with respect to any such acquisition;

                             -  repurchases in the open market of our common stock;

                             -  repurchases in the open market of our 10% Senior Notes Due
                                2002; and

                             -  capital contributions to Coastal Banc to support growth and to provide working capital.

                             We may invest the net proceeds temporarily in short-term
                             investments.

Ranking....................  With respect to the payment of dividends and payments upon liquidation, the Series A Preferred Stock will rank:

                             -  equally with any other preferred shares that are not by their terms subordinated to the Series A Preferred Stock; and

                             -  senior to our common stock (the "Common Stock") and any other of our equity securities which by their terms rank junior to the Series A Preferred Stock.

Dividends..................  If you purchase the Series A Preferred Stock, you are entitled to receive dividends on the Series A Preferred Stock from the date of original issue. Dividends are cumulative and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 1999, at the rate of 9.12% of the liquidation preference per annum. The first distribution will be for less than a full quarter.
                             Distributions on the Series A Preferred Stock will accumulate whether or not we have earnings, whether or not we have funds legally available for the payment of such distributions and whether or not we declare distributions.

Liquidation rights.........  The Series A Preferred Stock will have a liquidation preference of $25.00 per share, plus accumulated and unpaid distributions, if any.

Redemption.................  We may not redeem the shares of Series A Preferred Stock prior to May 15, 2003. On and after May 15, 2003, the Series A
                             Preferred Stock will be redeemable for cash at our option, in whole or in part, at $25.00 per share, plus distributions
                             accumulated and unpaid to the redemption date.

Voting rights..............  As a holder of the Series A Preferred Stock, you will have voting rights only under certain limited conditions. If we fail to pay dividends to you for six or more quarterly periods, the holders of the Series A Preferred Stock (together with any other preferred shareholders who have the same voting rights)
                             may elect two additional directors to serve on our board of directors. They will serve on the board until all dividends in arrears and for the then current distribution period have been paid or set aside for payment.

No conversion..............  The Series A Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

Trading....................  The Series A Preferred Stock has been approved for listing on the Nasdaq National Market under the symbol "CBSAO."

Book entry.................  The Series A Preferred Stock will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York. This means you will not receive a certificate for the Series A Preferred
                             Stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1998       1997       1996       1995       1994
                                                        ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:(1)
Interest income.......................................  $ 210,814  $ 201,356  $ 194,611  $ 170,286  $ 129,037
Interest expense......................................    143,404    144,423    138,185    126,354     88,519
                                                        ---------  ---------  ---------  ---------  ---------
Net interest income...................................     67,410     56,933     56,426     43,932     40,518
Provision for loan losses.............................      3,100      1,800      1,925      1,664        934
                                                        ---------  ---------  ---------  ---------  ---------
Net interest income after provision for loan losses...     64,310     55,133     54,501     42,268     39,584
                                                        ---------  ---------  ---------  ---------  ---------
Writedown of purchased mortgage loan premium..........       (709)        --         --         --         --
Gain (loss) on sales of mortgage-backed securities
  available-for-sale, net.............................          1        237         (4)        81        192
Gain on sale of branch office.........................         --         --        521         --         --
Other noninterest income..............................      7,580      6,147      5,574      5,081      6,539
                                                        ---------  ---------  ---------  ---------  ---------
Total noninterest income..............................      6,872      6,384      6,091      5,162      6,731
                                                        ---------  ---------  ---------  ---------  ---------
SAIF insurance special assessment.....................         --         --      7,455         --         --
Other noninterest expense.............................     48,383     39,544     37,927     29,823     25,731
                                                        ---------  ---------  ---------  ---------  ---------
Total noninterest expense.............................     48,383     39,544     45,382     29,823     25,731
                                                        ---------  ---------  ---------  ---------  ---------
Income before provision for Federal income taxes and
  minority interest...................................     22,799     21,973     15,210     17,607     20,584
Provision for Federal income taxes....................      3,543      7,822      5,671      6,477      4,333
Minority interest in income of consolidated
  subsidiary..........................................         --         --         --         --       (211)
                                                        ---------  ---------  ---------  ---------  ---------
Net income before preferred stock dividends...........     19,256     14,151      9,539     11,130     16,040
Preferred stock dividends of Coastal Banc.............      2,588      2,588      2,588      2,588      2,588
                                                        ---------  ---------  ---------  ---------  ---------
Net income available to common stockholders...........  $  16,668  $  11,563  $   6,951  $   8,542  $  13,452
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
Basic earnings per share(2)...........................  $    2.24  $    1.55  $    0.93  $    1.15  $    1.81
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
Diluted earnings per share(2).........................  $    2.18  $    1.50  $    0.92  $    1.14  $    1.76
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

                                                                           AT DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1998       1997       1996       1995       1994
                                                        ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
Total assets..........................................  $2,982,161 $2,911,410 $2,875,907 $2,786,528 $2,299,769
Loans receivable(3)...................................  1,538,149  1,261,435  1,229,748  1,098,555    587,032
Mortgage-backed securities held-to-maturity(3)........  1,154,116  1,345,090  1,344,587  1,395,753  1,605,839
Mortgage-backed securities available-for-sale.........     96,609    169,997    180,656    186,414     32,249
Savings deposits......................................  1,705,004  1,375,060  1,310,835  1,287,084  1,139,622
Advances from the Federal Home Loan Bank of Dallas....    966,720    540,475    409,720    312,186    386,036
Securities sold under agreements to repurchase........    100,000    791,760    966,987    993,832    645,379
Senior Notes payable..................................     50,000     50,000     50,000     50,000         --
Preferred Stock of Coastal Banc.......................     28,750     28,750     28,750     28,750     28,750
Stockholders' equity..................................    112,764    104,830     94,148     91,679     84,680

                                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                      1998       1997       1996       1995       1994
                                                                    ---------  ---------  ---------  ---------  ---------

SELECTED RATIOS:
Performance and other ratios:(1)(4)
  Return on average assets........................................       0.64%      0.49%      0.34%      0.45%      0.71%
  Return on average equity........................................      14.96      11.68       7.50       9.71      16.57
  Net interest margin(5)..........................................       2.31       2.02       2.06       1.82       1.84
  Interest rate spread(5).........................................       1.96       1.67       1.72       1.46       1.57
  Noninterest expense to average total assets.....................       1.61       1.36       1.61       1.21       1.14
  Efficiency ratio(6).............................................      60.54      58.34      68.84      57.37      53.80
  Dividend payout ratio...........................................      14.35      19.83      28.55      18.56       8.83
  Average equity to average total assets..........................       3.71       3.41       3.30       3.56       3.59
Asset quality ratios:
  Nonperforming assets to total assets(7).........................       0.99%      0.72%      0.60%      0.68%      0.30%
  Nonperforming loans to total loans receivable...................       1.60       1.40       1.14       1.35       1.04
  Allowance for loan losses to nonperforming loans................      46.28      41.90      49.02      38.40      35.37
  Allowance for loan losses to total loans receivable.............       0.74       0.59       0.56       0.52       0.37
  Net charge-offs to average loans................................       0.10       0.10       0.06       0.05       0.06
Ratios of earnings to combined fixed charges and
preferred stock dividends:(8)
  Including interest on deposits..................................       1.14x      1.13x      1.09x      1.12x      1.19x
  Excluding interest on deposits..................................       1.25x      1.23x      1.15x      1.21x      1.33x
Coastal Banc regulatory capital ratios:(9)
  Tier 1 capital to total assets..................................       5.25%      5.52%      5.35%      5.30%      4.54%
  Tier 1 capital to risk-weighted assets..........................       9.54      11.46      11.77      12.36      12.37
  Total capital to risk-weighted assets...........................      10.23      11.98      12.30      12.84      12.63

------------------------------

(1) Certain 1997, 1996, 1995 and 1994 balances have been reclassified to conform to the 1998 presentation. Such reclassifications had no effect on net income or total stockholders' equity.

(2) In April 1998, Coastal declared a 3:2 stock split that was paid on June 15, 1998. All common stock share data have been adjusted to include the effect of the stock split.

(3) Loans receivable are net of loans in process, premiums, discounts, unearned interest and loan fees and the allowance for loan losses. Mortgage-backed securities held-to-maturity are net of premiums and discounts.

(4) Certain ratios were adversely impacted in 1996 by the one-time 1996 SAIF insurance special assessment. Without the SAIF insurance special assessment, the affected ratios would be as follows: return on average assets--0.51%; return on average equity--12.53%; efficiency ratio--56.82%; dividend payout ratio--16.82%; and noninterest expense to average total assets-- 1.35%.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets. Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities and noninterest-bearing savings deposits.

(6) Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

(7) Nonperforming assets consist of nonaccrual loans, loans 90 days or more past due but still accruing, real estate acquired by foreclosure and repossessed assets.

(8) For purposes of computing these ratios, earnings represent pretax earnings, before preferred stock dividends, plus fixed charges. Fixed charges and preferred stock dividends include total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense, debt issuance costs and preferred stock dividends.

(9) Current Federal Deposit Insurance Corporation regulations require Coastal Banc to maintain Tier 1 capital equal to at least 4.0% of total assets, Tier 1 capital equal to at least 4.0% of risk-weighted assets and total capital equal to at least 8.0% of risk-weighted assets.

                              RECENT DEVELOPMENTS

CONSOLIDATED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           FOR THE THREE MONTHS
                                                                                             ENDED MARCH 31,
                                                                                           --------------------
                                                                                             1999       1998
                                                                                           ---------  ---------
STATEMENT OF OPERATIONS DATA:
Interest income..........................................................................  $  49,526  $  50,888
Interest expense.........................................................................     31,110     35,888
                                                                                           ---------  ---------
Net interest income......................................................................     18,416     15,000
Provision for loan losses................................................................      2,331      1,450
                                                                                           ---------  ---------
Net interest income after provision for loan losses......................................     16,085     13,550
                                                                                           ---------  ---------
Writedown of purchased mortgage loan premium.............................................         --       (709)
Gain (loss) on sales of mortgage-backed securities available-for-sale, net...............         --         --
Gain on sale of branch office............................................................         --         --
Other noninterest income.................................................................      2,440      1,756
                                                                                           ---------  ---------
Total noninterest income.................................................................      2,440      1,047
                                                                                           ---------  ---------
SAIF insurance special assessment........................................................         --         --
Other noninterest expense................................................................     13,480     10,335
                                                                                           ---------  ---------
Total noninterest expense................................................................     13,480     10,335
                                                                                           ---------  ---------
Income before provision (benefit) for Federal income taxes and minority interest.........      5,045      4,262
Provision (benefit) for Federal income taxes.............................................      1,626     (2,326)
Minority interest in income of consolidated subsidiary...................................         --         --
                                                                                           ---------  ---------
Net income before preferred stock dividends..............................................      3,419      6,588
Preferred stock dividends of Coastal Banc................................................        647        647
                                                                                           ---------  ---------
Net income available to common stockholders..............................................  $   2,772  $   5,941
                                                                                           ---------  ---------
                                                                                           ---------  ---------
Basic earnings per share(1)..............................................................  $    0.40  $    0.79
                                                                                           ---------  ---------
                                                                                           ---------  ---------
Diluted earnings per share(1)............................................................  $    0.40  $    0.76
                                                                                           ---------  ---------
                                                                                           ---------  ---------

                                                                                 AT MARCH 31,  AT DECEMBER 31,
                                                                                 ------------  ---------------
                                                                                     1999           1998
                                                                                 ------------  ---------------
BALANCE SHEET DATA:
Total assets...................................................................   $2,964,915     $ 2,982,161
Loans receivable(2)............................................................    1,603,898       1,538,149
Mortgage-backed securities held-to-maturity(2).................................    1,062,264       1,154,116
Mortgage-backed securities available-for-sale..................................       85,878          96,609
Savings deposits...............................................................    1,665,176       1,705,004
Advances from the Federal Home Loan Bank of Dallas.............................      996,576         966,720
Securities sold under agreements to repurchase.................................      100,000         100,000
Senior Notes payable...........................................................       47,900          50,000
Preferred Stock of Coastal Banc................................................       28,750          28,750
Stockholders' equity...........................................................      104,655         112,764

                                                                                               AT OR FOR THE THREE
                                                                                                MONTHS ENDED MARCH
                                                                                                       31,
                                                                                               --------------------
                                                                                                 1999       1998
                                                                                               ---------  ---------
SELECTED RATIOS:
Performance and other ratios:
  Return on average assets...................................................................       0.48%      0.91%
  Return on average equity...................................................................      10.19      22.57
  Net interest margin(3).....................................................................       2.64       2.10
  Interest rate spread(3)....................................................................       2.30       1.74
  Noninterest expense to average total assets................................................       1.88       1.43
  Efficiency ratio(4)........................................................................      60.28      57.37
  Dividend payout ratio......................................................................      20.03      10.02
  Average equity to average total assets.....................................................       3.79       3.63
Asset quality ratios:
  Nonperforming assets to total assets(5)....................................................       1.00%      0.57%
  Nonperforming loans to total loans receivable..............................................       1.64       1.01
  Allowance for loan losses to nonperforming loans...........................................      49.93      64.65
  Allowance for loan losses to total loans receivable........................................       0.82       0.65
  Net charge-offs to average loans...........................................................       0.04       0.01
Ratios of earnings to combined fixed charges and preferred stock dividends:(7)
  Including interest on deposits.............................................................      1.14x      1.10x
  Excluding interest on deposits.............................................................      1.29x      1.17x
Coastal Banc regulatory capital ratios:(7)
  Tier 1 capital to total assets.............................................................       5.59%      5.69%
  Tier 1 capital to risk-weighted assets.....................................................       9.39      11.24
  Total capital to risk-weighted assets......................................................      10.15      11.82

------------------------------

(1) In April 1998, Coastal declared a 3:2 stock split that was paid on June 15, 1998. All common stock share data have been adjusted to include the effect of the stock split.

(2) Loans receivable are net of loans in process, premiums, discounts, unearned interest and loan fees and the allowance for loan losses. Mortgage-backed securities held-to-maturity are net of premiums and discounts.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets. Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities and noninterest-bearing savings deposits.

(4) Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

(5) Nonperforming assets consist of nonaccrual loans, loans 90 days or more past due but still accruing, real estate acquired by foreclosure and repossessed assets.

(6) For purposes of computing these ratios, earnings represent net income before extraordinary items and the cumulative effect of changes in accounting principles plus applicable income taxes, fixed charges and preferred stock dividends. Fixed charges and preferred stock dividends includes total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense and preferred stock dividends.

(7) Current Federal Deposit Insurance Corporation regulations require Coastal Banc to maintain Tier 1 capital equal to at least 4.0% of total assets, Tier 1 capital equal to at least 4.0% of risk-weighted assets and total capital equal to at least 8.0% of risk-weighted assets.

We reported net income available to common stockholders of $2.8 million for the quarter ended March 31, 1999, compared to net income for the quarter ended March 31, 1998 of $5.9 million. For the three months ended March 31, 1999, our net income available to common stockholders attributable to ongoing core operations was $3.1 million compared to $3.4 million for the three months ended March 31, 1998. The net income available to common stockholders attributable to ongoing core operations in the three months ended March 31, 1999 reflected the completion of the branch acquisition in the third quarter of 1998. Diluted earnings per share for the quarter ended March 31, 1999 were $0.40 compared to $0.76 for the same period last year. Diluted earnings per share from ongoing core operations for the quarter ended March 31, 1999 were $0.44 compared to $0.43 for the same period in 1998. The weighted average common shares outstanding used in the diluted earnings per share calculations for the periods were 7,011,671 and 7,799,187, respectively.

Net income in the first quarter of 1998 was affected by a one-time income benefit of $2.6 million (net) or $0.33 per diluted share. This benefit was the result of the resolution of an outstanding tax benefit issue with the Federal Deposit Insurance Corporation as manager of the Federal Savings and Loan Insurance Corporation Resolution Fund. The $3.7 million one-time tax benefit was offset by the recording of an additional provision for loan losses of $1.0 million and a write-down of purchased mortgage loan premium of $709,000. The resolution of the one-time tax benefit issue is also contributing an ongoing quarterly tax benefit of $226,000 or approximately $0.03 per diluted share, which we estimate will continue until the second quarter of 2001. Excluding the net benefit from these nonrecurring items, net income available to common stockholders from ongoing core operations was $3.4 million or $0.43 per diluted share for the three months ended March 31, 1998.

During the first quarter of 1999, our net income was reduced by a $1.7 million additional provision for loan losses (above our planned quarterly provision of $675,000). The additional provision for loan losses was due in part to a $10.0 million participation in a warehouse loan to MCA Financial Corp., and certain of its affiliates, of Southfield, Michigan (collectively the "Mortgage Banker"), that, during January 1999, was placed on nonaccrual status effective December 31, 1998, due to the fact that the Mortgage Banker ceased operations in late January 1999 and shortly thereafter was seized by the Michigan Bureau of Financial Institutions. As of the date hereof, we have been unable to verify the extent to which the collateral, if any, is sufficient to prevent us from incurring a loss or the amount of any loss, should one occur. At this time, we are unable to determine the timing, probability, or the amount of any loss which might result from the default by the Mortgage Banker. We are continuing to monitor this situation and will make additions to the overall allowance for loan losses as we deem necessary based on our existing policy. The additional provision for loan losses is also attributable to other changes and growth in our loan portfolio, including loans we acquired in the 1998 branch acquisition.

Our net interest income increased $3.4 million from the three months ended March 31, 1998 to the three months ended March 31, 1999. The increase was primarily due to the increase in our net interest margin from 2.10% for the three months ended March 31, 1998 to 2.64% for the same period in 1999. The increase in the net interest margin was primarily due to an overall decrease of 0.56% in the average rates paid on interest-bearing liabilities due to the lower cost deposits we acquired in a 1998 branch acquisition, the new pricing strategies for certificates of deposit that reduced our cost of retail deposits and lower wholesale funding costs. This increase in net interest margin was slightly offset by a decrease in average net interest-earning assets of $6.4 million.

Our noninterest income (excluding the write-down of purchased mortgage loan premium in 1998) increased $684,000 from the three months ended March 31, 1998 to the three months ended March 31, 1999. This increase was due to the $490,000 increase in loan fees and service charges on deposit accounts and the $300,000 increase in other noninterest income, which was offset by a $106,000 decrease in loan servicing income.

The increases in net interest income and noninterest income were offset by the increase in the provision for loan losses of $881,000 and the increase in noninterest expense of $3.1 million. The increase in the provision for loan losses was due to the reasons referenced above. The increase in noninterest expense was primarily due to an increase in compensation, payroll taxes and other benefits of $2.2 million and an increase in office occupancy of $813,000, primarily due to the twelve branches acquired in our 1998 branch acquisition. In addition, data processing expenses and the amortization of goodwill increased $291,000 and $284,000, respectively, primarily due to the branch acquisition.

Our provision (benefit) for federal income taxes (excluding the one-time effect of the $3.7 million reversal of accrued income taxes in 1998) increased $273,000 due to the increased income before provision for federal income taxes.

At March 31, 1999, we had total assets of approximately $3.0 billion, deposits of approximately $1.7 billion and total common stockholders' equity of approximately $104.7 million.

                                  RISK FACTORS

YOU SHOULD CAREFULLY READ THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR SERIES A PREFERRED STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AS WELL AS THE OTHER DOCUMENTS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS.

INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS." STATEMENTS USED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS WHICH USE WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "PROJECTED," "CONTEMPLATES" OR "ANTICIPATES" OR THE NEGATIVE OF SUCH TERMS OR OTHER VARIATIONS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN, AND THERE IS NO ASSURANCE THAT SUCH FORWARD-LOOKING STATEMENTS WILL BE ACCURATE. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, OUR EXPECTATIONS AND ESTIMATES AS TO OUR BUSINESS OPERATIONS, INCLUDING GROWTH IN NET INTEREST INCOME AND NET INCOME, AS WELL AS OUR EXPECTATIONS AND BELIEFS AS TO THE PROJECTED COSTS AND ANTICIPATED TIMETABLE TO ADDRESS YEAR 2000 COMPLIANCE ISSUES, THE ADEQUACY OF OUR PLANS TO ADDRESS SUCH ISSUES AND THE IMPACT ON OUR OPERATIONS IN THE EVENT THAT CERTAIN OR ALL OF OUR PLANS OR THE PLANS OF THIRD PARTIES IN RESPECT OF YEAR 2000 COMPLIANCE ISSUES PROVE TO BE INADEQUATE. THE STATEMENTS IN THE "RISK FACTORS" SECTION BELOW, AS WELL AS OTHER STATEMENTS DESCRIBED ELSEWHERE HEREIN, IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS COVERED IN SUCH FORWARD-LOOKING STATEMENTS. OTHER FACTORS, SUCH AS THE GENERAL STATE OF THE UNITED STATES ECONOMY, COULD ALSO CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS COVERED IN SUCH FORWARD-LOOKING STATEMENTS.

         RISKS RELATED TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK

OUR ABILITY TO MAKE PAYMENTS ON THE SERIES A PREFERRED STOCK DEPENDS ON THE OPERATIONS OF OUR SUBSIDIARIES.

We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the Series A Preferred Stock depends primarily on the results of operations of our subsidiaries and their ability to provide funds to us. There are various legal limitations on the extent to which certain of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our subsidiaries. We will be unable to make payments to you if we do not receive funds from our subsidiaries.

Our right to participate in any distribution of the assets of any subsidiary, including Coastal Banc, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be recognized as a creditor of that subsidiary. As a consequence, the Series A Preferred Stock will be effectively subordinated to all existing and future liabilities of our subsidiaries, including the $28.8 million of existing preferred stock of Coastal Banc. Holders of the Series A Preferred Stock should look only to our assets for dividends on the Series A Preferred Stock.

WE MAY ISSUE ADDITIONAL PREFERRED STOCK, WHICH COULD DILUTE YOUR INTERESTS.

Our Articles of Incorporation, including the Statement of Designations of Rights and Preferences of the Series A Preferred Stock, do not limit the issuance of additional series of preferred stock ranking on parity with or junior to the Series A Preferred Stock. Our Articles of Incorporation require approval by holders of two-thirds of the outstanding Series A Preferred Stock to issue any stock of Coastal Bancorp senior to the Series A Preferred Stock. The issuance of additional preferred stock on parity with the Series A Preferred Stock could have the effect of diluting the interests of holders of the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock afford the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect their interests.

WE MAY REDEEM THE SERIES A PREFERRED STOCK ON OR AFTER MAY 15, 2003.

We may redeem the Series A Preferred Stock on or after May 15, 2003. You should assume that we will exercise our redemption option if it is otherwise in our interest to redeem the Series A Preferred Stock. We can exercise this right only if we receive any required approval by the regulatory agencies which supervise us.

YOU WILL HAVE LIMITED VOTING RIGHTS.

As a holder of Series A Preferred Stock, you will have voting rights only under certain limited conditions. If we fail to pay dividends to you for six or more quarterly periods, the holders of the Series A Preferred Stock (together with any other preferred shareholders who have the same voting rights) may elect two additional directors to serve on our board of directors. They will serve on the board until all dividends in arrears and for the then current distribution period have been paid or set aside for payment.

THERE MAY BE NO ACTIVE OR LIQUID MARKET FOR THE SERIES A PREFERRED STOCK.

Before this offering, there has been no market for the Series A Preferred Stock. We have listed the Series A Preferred Stock on the Nasdaq National Market. We cannot predict whether an active and liquid trading market for the Series A Preferred Stock will develop or whether a continued listing of the Series A Preferred Stock will be available on the Nasdaq National Market. Although the underwriters have informed us that they intend to make a market in the Series A Preferred Stock, they are not obligated to do so and any such market-making activity may be terminated at any time without notice. Future trading prices of the Series A Preferred Stock will depend on many factors including, among other things, prevailing interest rates, our operating results and financial condition, and the market for similar securities.

                       RISKS RELATING TO COASTAL BANCORP

WE ARE VULNERABLE TO CHANGES IN INTEREST RATES.

Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income, which is the difference between the interest income we earn on our interest-earning assets (such as loans and mortgaged-backed securities) and the interest expense we pay on our interest-bearing liabilities (such as deposits and borrowings). Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Additionally, some of our assets, such as adjustable rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates.

Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on our loans and the receipt of payments on our mortgage-backed securities resulting in the receipt of proceeds that may be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

OUR EXPOSURE TO CREDIT RISK WILL INCREASE AS WE INCREASE OUR COMMERCIAL BANKING ACTIVITIES.

As we increase our focus on commercial banking and increase our net interest margin, a gradual increase in our consolidated credit risk is likely to occur. One of our main focuses is to replace lower-yielding first lien single-family residential mortgage loans and mortgage-backed securities with commercial and consumer loans. We charge higher interest rates on commercial and consumer loans than we do on first lien single-family residential mortgage loans because we expect higher loan losses. Generally, commercial loans (including commercial and multi-family real estate loans) are considered to be riskier than first lien, single-family residential loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial loan depends on the successful operation of the business or the property securing the loan. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. If we experience loan losses that are higher than our allowance for loan losses, our profits and financial condition could be adversely affected.

OUR ALLOWANCE FOR LOAN LOSSES MAY BE INADEQUATE TO COVER LOSSES ACTUALLY INCURRED, WHICH COULD AFFECT
OUR ABILITY TO MAKE PAYMENTS ON THE SERIES A PREFERRED STOCK.

We maintain an allowance for loan losses in an amount we believe is sufficient to provide for known and inherent risks in the loan portfolio. If we incur actual losses on our loans in excess of our allowance for loan losses, our profitability may be adversely affected and we may be unable to make payments on the Series A Preferred Stock.

THE CONCENTRATION OF OUR LOAN PORTFOLIO IN TEXAS SUBJECTS US TO RISK TO THE EXTENT THE TEXAS ECONOMY EXPERIENCES PROBLEMS.

Substantially all of the loans we originate (other than warehouse loans) are secured by properties located in Texas or are made to businesses which operate in Texas. As a result, the number of borrowers unable to repay their loans may be affected by changes in local and economic conditions. Unfavorable economic conditions in Texas could significantly increase the number of borrowers which are unable to pay their loans on a timely basis and cause a decline in the value of the properties securing our loans which could have an adverse effect on our results of operations and financial condition.

WE MAY FAIL TO IDENTIFY OR CONSUMMATE ADDITIONAL ACQUISITIONS.

Our business strategy has historically relied, in part, upon our ability to obtain low cost deposits, expand into new markets and enhance our presence in existing markets by identifying and acquiring branches of other financial institutions or whole banks that meet our acquisition criteria. In pursuing these opportunities, we compete with other financial institutions with similar acquisition strategies, many of which are larger than we are and have greater financial and other resources than we have. We will compete for potential acquisitions based on a number of factors, including price, terms and conditions, size, access to capital and our ability to offer cash, stock or other forms of consideration. We cannot assure investors that we will be able to identify suitable acquisition candidates or, once a suitable acquisition candidate is identified, that we will be able to consummate the acquisition on terms and conditions acceptable to us.

WE MAY FAIL TO INTEGRATE OUR ACQUISITIONS SUCCESSFULLY.

We have grown through the acquisition of branches of other financial institutions or of whole banks. To a certain extent, our success is tied to our ability to integrate the operations, management, products and services of the entities we acquire. After each acquisition, we must expend substantial managerial, operating, financial and other resources to integrate these entities. In particular, we must install and standardize adequate operational and control systems, deploy or modify certain equipment, implement marketing efforts in new as well as existing locations and employ and maintain qualified personnel. Our operating results may be adversely affected if we fail to properly integrate companies we acquire.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

We face substantial competition in purchasing and originating loans and in attracting deposits. This competition in originating loans comes principally from banks, other savings institutions, mortgage banking companies and other lenders and purchasers of loans. Many of our competitors enjoy competitive advantages including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives and lower origination and operating costs. This competition could result in a decrease in loans originated or purchased by us that could adversely affect our results of operations.

In attracting deposits, we compete with insured depository institutions such as savings institutions, credit unions and banks, as well as institutions offering uninsured investment alternatives including money market funds. These competitors may offer higher interest rates than we do, which could result in either our attracting fewer deposits or in our being required to increase our rates in order to attract deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations, thereby adversely affecting our results of operations.

THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

The Year 2000 issue is the result of computer programs only being able to use two digits rather than four to define the applicable year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations, including, among others, a temporary inability to process deposit and loan transactions, effect financings or engage in normal business activities. We formally initiated a project in the first quarter of 1997 to ensure that operational and financial systems will not be adversely affected by Year 2000 software problems. The project involves all levels of our management in identifying the computer applications which could fail or create erroneous results because of the Year 2000 problem, and in developing contingent operating systems for these applications. We expect to complete our testing and remediation by June 1999. However, we cannot assure our investors that the project will discover and remediate all Year 2000 problems or that our third-party suppliers and customers will have satisfactorily resolved all of their Year 2000 issues, and the failure to do so could have a material adverse effect on our results of operations and financial condition.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT US.

We and Coastal Banc are subject to extensive regulation and supervision by federal and state authorities. Such supervision and regulation establish a comprehensive framework of activities in which an institution may engage, and are intended primarily for the protection of the federal deposit insurance fund and Coastal Banc's depositors. This regulatory structure also provides our regulators with significant discretion in the performance of their supervisory and enforcement duties. Any change in such regulation, whether by our regulators or as a result of legislation subsequently enacted by the Congress of the United States, could have a substantial impact on Coastal Banc and its operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, which could have a material adverse effect on our operations.

                                USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $26.0 million for general corporate purposes, which may include:

    - acquisitions by either us or Coastal Banc, although there are presently no agreements or understandings with respect to any such acquisition;

    - repurchases in the open market of our common stock;

    - repurchases in the open market of our 10% Senior Notes Due 2002; and

    - capital contributions to Coastal Banc to support growth and to provide working capital.

We also may invest the net proceeds temporarily in short-term investments.

                                 CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of December 31, 1998 and such capitalization, as adjusted, to reflect the sale of the Series A Preferred Stock and the application of the estimated net proceeds as described in "Use of Proceeds." You should also read the more detailed information in this prospectus supplement, the accompanying prospectus, as well as the financial statements, related notes and other information incorporated by reference into the prospectus.

                                                                                            DECEMBER 31, 1998
                                                                                        --------------------------
(DOLLARS IN THOUSANDS)                                                                     ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
Total savings deposits................................................................  $  1,705,004  $  1,705,004
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Borrowings:
  Advances from Federal Home Loan Bank of Dallas......................................  $    966,720  $    966,720
  Securities sold under agreements to repurchase......................................       100,000       100,000
  Senior Notes........................................................................        50,000        50,000
                                                                                        ------------  ------------
  Total borrowings....................................................................     1,116,720     1,116,720
                                                                                        ------------  ------------
Coastal Banc Preferred Stock, Series A, no par value per share, 5,000,000 shares
  authorized, 1,150,000 shares issued and outstanding.................................        28,750        28,750
                                                                                        ------------  ------------
Stockholders' equity:
  Preferred stock, no par value per share, 5,000,000 shares authorized, no shares
    (actual) and 1,100,000 shares of Series A Preferred Stock
    (as adjusted), issued and outstanding.............................................       --             27,500
  Common stock, par value $0.00667 per share, 45,000,000 shares authorized, 7,568,255
    shares issued.....................................................................            50            50
  Additional paid-in capital..........................................................        33,722        33,722
  Retained earnings...................................................................        88,144        88,144
  Accumulated other comprehensive loss--unrealized loss on securities available for
    sale..............................................................................        (1,374)       (1,374)
  Treasury stock, at cost (499,600 shares)............................................        (7,778)       (7,778)
                                                                                        ------------  ------------
  Total stockholders' equity..........................................................       112,764       140,264
                                                                                        ------------  ------------
  Total capitalization................................................................  $  1,258,234  $  1,285,734
                                                                                        ------------  ------------
                                                                                        ------------  ------------

              MANAGEMENT OF COASTAL BANCORP, INC. AND COASTAL BANC

Set forth below is information with respect to the directors and executive officers of Coastal Bancorp, Inc. and Coastal Banc.

              NAME                     AGE                                      TITLE
---------------------------------      ---      ---------------------------------------------------------------------
Manuel J. Mehos                            44   Chairman of the Board, President and Chief Executive Officer of
                                                Coastal Bancorp and Coastal Banc
R. Edwin Allday                            48   Director of Coastal Bancorp and Coastal Banc
D. Fort Flowers, Jr.                       37   Director of Coastal Bancorp and Coastal Banc
Dennis S. Frank                            42   Director of Coastal Bancorp and Coastal Banc
Paul W. Hobby                              38   Director of Coastal Bancorp and Coastal Banc
Robert E. Johnson, Jr.                     45   Director of Coastal Bancorp and Coastal Banc
James C. Niver                             69   Director of Coastal Bancorp and Coastal Banc
John D. Bird                               55   Executive Vice President, Chief Administrative Officer and Assistant
                                                Secretary of Coastal Banc
Gary R. Garrett                            52   Executive Vice President and Chief Lending Officer of Coastal Banc
David R. Graham                            55   Executive Vice President--Real Estate Lending of Coastal Banc
Nancy S. Vadasz                            45   Executive Vice President--Market and Product Strategies of Coastal
                                                Banc
Catherine N. Wylie                         44   Executive Vice President and Chief Financial Officer of Coastal
                                                Bancorp and Coastal Banc

MANUEL J. MEHOS. Mr. Mehos has been a director since 1986. Mr. Mehos is the Chairman of the Board, President and Chief Executive Officer of Coastal Bancorp and Coastal Banc. Mr. Mehos also serves on the Finance Commission of Texas. His term as a director of Coastal Bancorp will expire in 2000.

R. EDWIN ALLDAY. Mr. Allday has been a director since 1986. Mr. Allday is a private investor and in September 1993 became a senior consultant with The Dini Partners, Inc., Houston, Texas, a company that provides counseling in philanthropy and non-profit company management. Mr. Allday was an independent consultant for community relations for charitable organizations from March 1990 to June 1993. From August 1988 to March 1990, Mr. Allday was the Chief Operating Officer of the American Leadership Forum, a non-profit organization located in Houston, Texas which teaches business leadership skills. From March 1982 to August 1988, Mr. Allday was the General Manager of Anglia Companies, a family-owned investment management business in Houston, Texas. His term as a director of Coastal Bancorp will expire in 2001.

D. FORT FLOWERS, JR. Mr. Flowers has been a director since 1992. Mr. Flowers is the President of Sentinel Trust Company, a Texas Limited Banking Association, Houston, Texas, a company that provides fiduciary and investment management services to affluent families and their closely held corporations and foundations; Mr. Flowers has held this position since January 1997. Additionally, Mr. Flowers was Chairman of the Board of DIFCO, Inc., a railroad car engineering and manufacturing company from 1987 until August 1997, when that company was sold. His term as a director of Coastal Bancorp will expire in 2001.

DENNIS S. FRANK. Mr. Frank has been a director since 1988. Mr. Frank is the Chairman of the Board, Chief Executive Officer and President of Silvergate Bancorp, La Mesa, California, a position he has held since December 1996. Additionally, he has been the President and Chief Executive Officer of DSF Management Corp., a private investment company, located in Houston, Texas, since March 1994. Prior to that, Mr. Frank was the Manager of Coastal's Capital Markets Division from July 1988 to April 1993 and a consultant to us from April 1993 to April 1994. His term as a director of Coastal Bancorp will expire in 2001.

PAUL W. HOBBY. Mr. Hobby was appointed in February 1999 to fill a vacancy on the Board. Mr. Hobby is the Chairman and Chief Executive Officer of Hobby Media Services, Inc., Houston, Texas. Mr. Hobby also serves on the board of directors of various civic, charitable and professional associations. His term as a director of Coastal Bancorp will expire at our Annual Meeting of Stockholders scheduled for April 1999 and he will stand for election at that time.

ROBERT E. JOHNSON, JR. Mr. Johnson has been a director since 1986. Mr. Johnson is a partner in the law firm of Johnson & Johnson, Austin, Texas. His term as a director of Coastal Bancorp will expire at our Annual Meeting of Stockholders scheduled for April 1999.

JAMES C. NIVER. Mr. Niver has been a director since 1986. Mr. Niver is retired. From 1972 until 1995 he was employed by Century Land Company, Houston, Texas, and retired as its President. His term as a director of Coastal Bancorp will expire in 2000.

JOHN D. BIRD. Mr. Bird has been Executive Vice President of Coastal Banc since August 1993; Chief Administrative Officer since June 1993; and Assistant Secretary since March 1986; Chief Operations Officer from March 1986 to June 1993; and President and sole stockholder of Coastal Banc Insurance Agency, Inc., an affiliate of Coastal Banc, since May 1987.

GARY R. GARRETT. Mr. Garrett has been Executive Vice President of Coastal Banc since August 1993; Chief Lending Officer since 1995; Senior Vice
President--Mortgage Lending from October 1991 to August 1993.

DAVID R. GRAHAM. Mr. Graham has been Executive Vice President of Coastal Banc since August 1993. He was also Senior Vice President--Real Estate Lending Division from May 1988 to August 1993.

NANCY S. VADASZ. Ms. Vadasz has been Executive Vice President of Coastal Banc since June of 1994 and was Senior Vice President from September 1991 to June 1994.

CATHERINE N. WYLIE. Ms. Wylie has been Executive Vice President of Coastal Bancorp since July 1994 and of Coastal Banc since August 1993, and has been Chief Financial Officer of Coastal Bancorp and Coastal Banc since October 1993. She was also Controller of Coastal Banc from April 1989 to October 1993.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

In addition to the information below, you should also read "Description of Preferred Stock" in the accompanying prospectus before deciding whether to invest in the Series A Preferred Stock. However, if the terms set forth in this prospectus supplement differ from the terms set forth in the prospectus, you should rely on the terms set forth in this prospectus supplement.

GENERAL

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our Board of Directors has the power to determine the number of shares in each series and fix the preference, conversion and other rights of such series, including, but not limited to, fixing distribution rights, distribution rates, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including sinking fund provisions), and the liquidation preference, without any further action by our shareholders, unless such action is required by applicable law. The Series A Preferred Stock is a series of our preferred stock.

On April 22, 1999, our Board of Directors adopted resolutions authorizing the designation and issuance of the Series A Preferred Stock. The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Articles of Incorporation, including the Statement of Designations of Rights and Preferences of Series A Preferred Stock, each of which you may obtain from us.

The registrar, transfer agent and distributions disbursing agent for the Series A Preferred Stock will be ChaseMellon Shareholder Services, L.L.C.

We have applied to list the Series A Preferred Stock on the Nasdaq National Market, subject to official notice of issuance.

DIVIDENDS

As a holder of the Series A Preferred Stock, you will be entitled to receive, when and as authorized by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash distributions at the rate of 9.12% per annum of the $25.00 liquidation preference (equivalent to a fixed annual amount of $2.28 per share). Dividends on the Series A Preferred Stock will be cumulative from the date of original issue and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 or, if not a business day, the next business day (each, a "Distribution Payment Date"). The first distribution on the Series A Preferred Stock will be paid on June 30, 1999, which will be for less than a full quarter.

Any distributions payable on the Series A Preferred Stock for any partial period will be computed on the basis of the actual number of days the Series A Preferred Stock is outstanding and assuming a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the 15(th) day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by our Board of Directors for the payment of distributions that is not more than 30 or less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date"). For dividend distributions, the Series A Preferred Stock will rank senior to our common stock.

No distributions on the Series A Preferred Stock will be authorized by our Board of Directors or be paid or set apart for payment if such action is restricted or prohibited by law or by the terms of any agreement of ours, including any agreement relating to our indebtedness.

Notwithstanding the foregoing, distributions on the Series A Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above.

Any distribution payment made on the Series A Preferred Stock will first be credited against the earliest accumulated but unpaid distribution due with respect to such shares.

LIQUIDATION RIGHTS

If we liquidate, dissolve or wind up our business, you will be entitled to be paid out of our assets that are legally available for distribution to our shareholders cash or property (at its fair market value as determined by our Board of Directors) in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series A Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of

Series A Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business shall not be deemed to constitute a liquidation, dissolution or winding up of our business. For liquidation rights, the Series A Preferred Stock will rank senior to our common stock.

REDEMPTION

We are not permitted to redeem the shares of Series A Preferred Stock prior to May 15, 2003. On and after May 15, 2003, we may, at our option upon not less than 30 or more than 60 days' written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent we have funds legally available therefor. In order to have your Series A Preferred Stock redeemed, you must surrender such Series A Preferred Stock at the place designated in such notice, at which time you will be entitled to the redemption price and any accrued and unpaid distributions. If notice of redemption of any Series A Preferred Stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any Series A Preferred Stock so called for redemption, then from and after the redemption date, distributions will cease to accrue on such Series A Preferred Stock, such Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Series A Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares of Series A Preferred Stock) or by any other equitable method we choose.

We will mail a notice of redemption, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on our share transfer records. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any Series A Preferred Stock, except as to the holder to whom notice was defective or not given. Each notice must state:

    - the redemption date;

    - the redemption price;

    - the number of shares of Series A Preferred Stock to be redeemed;

    - the place or places where the certificates evidencing the shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and

    - that distributions on the shares to be redeemed will cease to accumulate on such redemption date.

If fewer than all the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder must also specify the number of shares of Series A Preferred Stock to be redeemed from such holder.

The holders of Series A Preferred Stock at the close of business on each Distribution Record Date will be entitled to receive the dividend distribution payable on the corresponding Distribution Payment Date, even if there has been a redemption between such Distribution Record Date and the corresponding Distribution Payment Date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A Preferred Stock to be redeemed.

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

VOTING RIGHTS

The Series A Preferred Stock is not entitled to vote except as expressly provided in the Articles of Incorporation or the Statement of Designations of Rights and Preferences of Series A Preferred Stock, or as may be required by law. In any matter in which the Series A Preferred Stock is entitled to vote, including any action by written consent, each share of Series A Preferred Stock will be entitled to one vote.

Whenever distributions on any shares of Series A Preferred Stock are in arrears for six or more quarterly periods, the holders of such shares of Series A Preferred Stock (voting together with all other series of preferred stock which have similar voting rights) will be entitled to vote for the election of two additional directors to our Board of Directors at a special meeting called by the holders of record of at least 10% of any series of Series A Preferred Stock so in arrears or the holders of any other series of preferred stock on parity with the Series A Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all distributions accumulated on such shares of Series A Preferred Stock for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, at which time the two additional directors will resign from our Board of Directors. When the holders of Series A Preferred Stock are entitled to elect two additional directors, the entire Board of Directors will be increased by two directors.

The approval of two-thirds of the outstanding Series A Preferred Stock voting as a single class is required in order to amend, alter or repeal any provision of the Statement of Designations of Rights and Preferences of Series A Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting power of the holders of shares of Series A Preferred Stock or authorize, reclassify, create, or increase the authorized or issued amount of any class or series of stock having rights senior to Series A Preferred Stock or to create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such shares. We may create additional classes of Coastal preferred stock that rank on parity with or junior to the Series A Preferred Stock, increase the authorized number of shares of such preferred stock and issue additional series of such preferred stock without the consent of any holders of Series A Preferred Stock or preferred stock with similar voting rights.

CONVERSION

The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of ours.

                               TAX CONSIDERATIONS

GENERAL

The following discussion of certain U.S. Federal income tax consequences to holders of Series A Preferred Stock is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, judicial authority and administrative rulings and practice now in effect. Future legislative, judicial or administrative changes or interpretations, which may or may not be retroactive, could modify such tax consequences. We have not requested, and do not intend to request, any rulings from the Internal Revenue Service (the "IRS") concerning the Federal income tax consequences of an investment in the Series A Preferred Stock. The summary below does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of the holder's particular investment circumstances, or to certain types of holders subject to special treatment under the Federal income tax laws (for example, dealers in securities, life insurance companies, tax-exempt entities, and foreign persons), and does not discuss any aspect of state, local or foreign tax laws.

You are advised to consult with your own tax advisor regarding the consequences of acquiring, holding or disposing of shares of the Series A Preferred Stock in light of current tax laws, your particular investment circumstances, and the application of state, local and foreign tax laws. For purposes of this discussion, a U.S. person is

        - an individual who is a citizen or resident of the United States for Federal income tax purposes;

        - a corporation, partnership or other type of entity organized under the laws of the United States or any political subdivision thereof;

        - an estate whose income is subject to U.S. Federal income tax regardless of its source; or

        - a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

DIVIDENDS

Distributions on preferred stock which are paid out of current earnings and profits, or earnings and profits accumulated after 1913, generally constitute dividends taxable as ordinary income. To the extent that the amount of any distribution paid on a share of preferred stock exceeds the current or accumulated earnings and profits for Federal income tax purposes attributable to that share, such excess will be treated first as a return of capital (rather than as ordinary income) and will be applied against and reduce your adjusted tax basis in that share of preferred stock. Any such amount in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on the Series A Preferred Stock will constitute dividends for U.S. Federal income tax purposes.

Dividends received by corporations generally will be eligible for the dividends received deduction as specified in Section 243(a)(1) of the Code or any successor provision. The dividends received deduction is available only with respect to a dividend received on stock held for more than 45 days (or more than 90 days in the case of a dividend on preferred stock attributable to periods aggregating in excess of 366 days), including the day of disposition, but excluding the day of acquisition or any day which is more than 45 days (or 90 days) after the date on which the preferred stock becomes ex-dividend. The length of time that a corporate stockholder is deemed to have held stock for these purposes is reduced for periods during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions.

The amount of the dividends received deduction generally will equal 70 percent of the amount of the dividends received, subject to reduction in certain events, including where a corporate holder has indebtedness outstanding that is "directly attributable to an investment" in portfolio stock. In general, stock is "portfolio stock" if

    - it is held by a corporate taxpayer; and

    - the corporate taxpayer holds less than 50 percent of either

        - the total voting power of the issuer corporation; or

        - the total value of the issuer corporation.

President Clinton's fiscal year 2000 budget proposal has recently been introduced. One of its proposals would amend the Code to expand the application of Code Section 246A to reduce or eliminate the dividends received deduction where a corporate holder has indebtedness outstanding that is "indirectly" attributable to an investment in portfolio stock. Another proposal would eliminate the dividends received deduction for certain dividends paid on nonqualified preferred stock. Generally, preferred stock is "nonqualified preferred stock" if

    - the holder has the right to require the issuer or a related person to redeem or purchase the stock;

    - the issuer or a related person is required to redeem or purchase the stock;

    - the issuer or a related person has the right to redeem or purchase the stock and, as of the issue date, it is more likely than not that such right will be exercised; or

    - the dividend rate on the stock varies with reference to interest rates, commodity prices, or similar indices, regardless of whether such varying rate is provided as an express term of the stock.

If enacted, the first proposal would apply to stock acquired on or after the date of enactment, while the second proposal would apply to stock issued on or after the date of enactment. It is uncertain whether these proposals, or similar proposals, might be introduced as formal legislation, their likelihood of enactment or, if enacted, their effective date.

In addition, corporate holders should be aware that dividend income that is not subject to regular corporate taxation as a consequence of the dividends received deduction may give rise to alternative minimum tax liability.

Finally, pursuant to Code Section 1059, a corporate holder may be required to reduce its tax basis in any shares of preferred stock (but not below zero) by the "nontaxed portion" of any "extraordinary dividend," if it has not held the underlying stock for more than two years (or without regard to the holding period in the case of preferred stock structured to avoid application of Section
1059) before the dividend announcement date. The length of time that a corporate stockholder is deemed to have held stock for these purposes is reduced for periods during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Extraordinary dividends are determined by reference to tax basis (as adjusted for prior distributions) or, if the taxpayer elects, by reference to the fair market value of the shares of preferred stock as of the day before the ex-dividend date (provided the taxpayer can establish the fair market value to the satisfaction of the IRS). A dividend payment generally will be extraordinary if it equals or exceeds 5% of tax basis (as adjusted) or fair market value, as the case may be. Dividends paid that have ex-dividend dates within 85 consecutive days are treated as one distribution, as are dividends paid that have ex-dividend dates within 365 consecutive days if the aggregate dividends exceed 20% of tax basis (as adjusted) or fair market value, as the case may be.

DISPOSITIONS, INCLUDING REDEMPTIONS

Any sale, exchange, redemption (except as discussed below) or other disposition of preferred stock generally will result in taxable gain or loss equal to the difference between the amount received and the holder's adjusted tax basis in the preferred stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the preferred stock exceeds one year. In certain cases, a redemption of preferred stock may be treated as a dividend, rather than as a payment in exchange for the preferred stock. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current earnings and profits, or earnings and profits accumulated after 1913 (as discussed above). The determination of whether the gain will be treated as a dividend rather than as payment in exchange for the preferred stock will depend upon whether and to what extent the redemption reduces the holder's percentage stock ownership interest in the issuer. The redemption will most likely be treated as an exchange of stock that produces a capital gain if the redemption either (i) completely terminates the holder's ownership interest or (ii) is "not essentially equivalent to a dividend" under applicable case law and IRS rulings. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such stockholder has a reduction in its percentage stock ownership. Accordingly, most redemptions of preferred stock will generally be treated as an exchange of the stock, thereby producing long-term capital gain if the holding period for the preferred stock was greater than one year as of the date of the exchange. However, because of the ambiguities in applying the foregoing rules, you should consult your tax advisor to determine whether a redemption of Series A Preferred Stock will be treated as a dividend or as a payment in exchange for the Series A Preferred Stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Payments of dividends on shares of Series A Preferred Stock held of record by U.S. persons, other than corporations and other exempt holders, are required to be reported to the IRS.

Backup withholding of U.S. Federal income tax may apply to payments made with respect to shares of Series A Preferred Stock, as well as payments of proceeds from the sale of shares of Series A Preferred Stock, to holders that are not "exempt recipients" and that fail to provide certain identifying information (such as the taxpayer identification number of the holder) in the manner required. Individuals generally are not exempt recipients, while corporations and certain other entities generally are exempt recipients.

CERTAIN STATE AND LOCAL TAX CONSEQUENCES

You may be liable for state and local income taxes with respect to dividends paid on the Series A Preferred Stock. As many states and localities may not allow, in whole or in part, a dividends-received deduction to corporations, each prospective purchaser of shares of Series A Preferred Stock is advised to consult its own tax advisor in regard to state and local taxes.

                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares of Series A Preferred Stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares of Series A Preferred Stock if any are purchased.

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
U.S. Bancorp Piper Jaffray Inc. .................................................     660,000
Legg Mason Wood Walker, Incorporated.............................................     440,000
                                                                                   ----------
      Total......................................................................   1,100,000

The underwriters have advised us that they propose to offer the shares of Series A Preferred Stock to the public at $25.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.50 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.25 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering:

                                                              UNDERWRITING
                                                                  FEES
                                                              -------------
Per share...................................................   $       1.00
Total.......................................................   $1,100,000.00

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payment that the underwriters may be required to make in respect of those liabilities.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the Series A Preferred Stock for their own account by selling more shares of Series A Preferred Stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing Series A Preferred Stock in the open market. In addition, the underwriters may stabilize or maintain the price of the Series A Preferred Stock by bidding for or purchasing Series A Preferred Stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Series A Preferred Stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Series A Preferred Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Series A Preferred Stock to the extent that it discourages resales of the Series A Preferred Stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., will pass upon the validity of the Series A Preferred Stock. Orrick, Herrington & Sutcliffe LLP, Washington, D.C., will pass upon certain matters for the underwriters in connection with the offering of the Series A Preferred Stock.

                                    EXPERTS

We incorporate by reference into this prospectus supplement and our registration statement our consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998. We have relied on the report of KPMG LLP, independent certified public accountants, also incorporated by reference into this prospectus supplement and our registration statement, and upon their authority as experts in accounting and auditing.

$150,000,000

COASTAL BANCORP, INC.
    Debt Securities
    Preferred Stock                               [LOGO]
    Common Stock

COASTAL BANCORP CAPITAL TRUST I

    Trust Preferred Securities, Fully and Unconditionally Guaranteed as described herein by Coastal Bancorp, Inc.

                               ------------------

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

We may offer any of the following securities from time to time:

    - debt securities, including junior subordinated debentures which we may issue and sell to Coastal Bancorp Capital Trust I in connection with its issuance of trust preferred securities;

    - preferred stock; and

    - common stock.

Coastal Bancorp Capital Trust I may issue its trust preferred securities from time to time. The trust preferred securities will be fully and unconditionally guaranteed by us as described in this prospectus.

We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 26, 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

About this Prospectus......................................................................................           1

Where You Can Find More Information........................................................................           1

Coastal Bancorp, Inc.......................................................................................           2

Coastal Bancorp Capital Trust I............................................................................           2

Use of Proceeds............................................................................................           3

Description of Debt Securities.............................................................................           3

Description of Preferred Stock.............................................................................          14

Description of Common Stock................................................................................          17

Description of Trust Preferred Securities..................................................................          17

Description of Guarantees..................................................................................          28

Relationship Among the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantees...          30

Book-Entry Issuance........................................................................................          32

Plan of Distribution.......................................................................................          34

Legal Matters..............................................................................................          35

Experts....................................................................................................          35

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

    - Annual Report on Form 10-K for the year ended December 31, 1998.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: 5718 Westheimer, Suite 600, Houston, Texas 77057, Attention: Investor Relations, telephone (713) 435-5000.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                             COASTAL BANCORP, INC.

Coastal Bancorp, Inc. is a financial services company headquartered in Houston, Texas with $3.0 billion in total assets at December 31, 1998. Our primary operating subsidiary is Coastal Banc ssb, which is a Texas-chartered, federally insured state savings bank. We operate through 50 branch offices in metropolitan Houston, Austin, Corpus Christi, the Rio Grande Valley and small cities in the southeast quadrant of Texas.

Coastal Banc was acquired in 1986 by an investor group, consisting of a majority of the current members of the Board of Directors, including Manuel J. Mehos, the present Chairman of the Board, President and Chief Executive Officer. Coastal Banc was acquired to take advantage of the failures and consolidation in the Texas banking and thrift industries. At February 28, 1986, the date of change in ownership, Coastal Banc had one full service office and total assets of $10.7 million. Since then, we have acquired deposits and branch offices in transactions with the Federal government and other private institutions. In 1995, we acquired our first commercial bank as part of our strategy to emphasize commercial banking products and services. By December 31, 1998, our total assets had increased to $3.0 billion, total deposits were $1.7 billion and stockholders' equity equaled $112.8 million.

Our principal executive office is located at 5718 Westheimer, Suite 600, Houston, Texas 77057 and our telephone number is (713) 435-5000.

                        COASTAL BANCORP CAPITAL TRUST I

Coastal Bancorp Capital Trust I, which is referred to in this prospectus as the "Trust," is a statutory business trust formed by us under the Delaware Business Trust Act. When we are ready to issue and sell trust preferred securities through the Trust, we will amend the trust agreement we signed in forming the Trust to read substantially like the form of amended and restated trust agreement that has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

We have created the Trust solely to:

    - issue and sell its trust preferred securities (including the preferred securities and the common securities), which represent proportionate beneficial ownership interests in the Trust and its assets;

    - use the proceeds from the sale of the trust securities to buy from us a series of our junior subordinated debentures, which will be the only assets of the Trust;

    - maintain its status as a grantor trust for federal income tax purposes;
      and

    - engage in only those other activities necessary or convenient to accomplish its purposes.

Because the Trust's only assets will be junior subordinated debentures that we issue to it, our payments on those junior subordinated debentures will be the only source of funds to be paid to purchasers or owners of the trust preferred securities.

We will acquire and own all of the common securities of the Trust. The common securities will have an aggregate liquidation amount of at least 3% of the total capital of the Trust. The remainder, representing up to 97% of the ownership interests in the Trust, will be trust preferred securities of the Trust which may be sold to the public. The common securities and the trust preferred securities (collectively referred to as the "trust securities") will have substantially the same terms, including the same priority of payment, and will receive proportionate payments from the Trust in respect of distributions and payments upon liquidation, redemption or otherwise at the same times, with one exception: if we default on the junior subordinated debentures that we issue to the Trust and do not cure the default within the times specified in the indenture governing our issuance of our junior subordinated debentures, our rights to payments as holder of the common securities will be subordinated to the rights of the holders of the trust preferred securities.

The Trust has a term of approximately 31 years, but may be dissolved earlier as provided in the trust agreement. We have appointed the following trustees to conduct the Trust's business and affairs:

    - The Bank of New York, as property trustee;

    - The Bank of New York (Delaware), as Delaware trustee; and

    - Three individuals who are our employees and officers, as administrative trustees.

We refer to all of these trustees collectively as the "issuer trustees." The Bank of New York, as property trustee, will act as sole indenture trustee under the trust agreement for purposes of compliance with the Trust Indenture Act. Unless we say otherwise in the applicable prospectus supplement, the Bank of New York will also act as trustee under our guarantee agreement relating to the trust preferred securities.

We will pay all fees and expenses related to the Trust and the offering of the trust preferred securities, as well as all of the ongoing costs and expenses of the Trust. We will not be responsible for the Trust's obligations under the trust preferred securities. We will fully and unconditionally guarantee the trust preferred securities to the extent described later in this prospectus.

The Trust has no separate financial statements. The statements would not be significant to you because the Trust has no independent operations. The Trust exists solely for the reasons summarized above.

The Trust's principal office is located at c/o Coastal Bancorp, Inc., 5718 Westheimer, Suite 600, Houston, Texas 77057 and its telephone number is (713) 435-5000.

                                USE OF PROCEEDS

We will use the proceeds from the sale of the securities described in this prospectus for general corporate purposes, which may include:

    - acquisitions by either us or Coastal Banc;

    - capital contributions to Coastal Banc to support growth and for working capital and to fund redemptions, tender offers or repurchases in the open market of Coastal Banc's outstanding preferred stock or debt obligations, if any; and

    - redemptions, tender offers or repurchases in the open market of our common or preferred stock or debt obligations, if any.

All of the proceeds from the sale of the trust preferred securities together with the proceeds of the common securities will be invested by the Trust in the junior subordinated debentures to be issued by us.

                         DESCRIPTION OF DEBT SECURITIES

The debt securities, including any junior subordinated debentures that we issue to the Trust, will be our direct unsecured general obligations. The debt securities will be either senior debt securities, subordinated debt securities or junior subordinated debt securities, including the junior subordinated debentures that are issued to the Trust. The debt securities will be issued in one or more series under an indenture between us and The Bank of New York, as trustee, and under a securities resolution (which may be in the form of a resolution or a supplemental indenture) authorizing the particular series.

We have summarized selected provisions of the indenture below. The summary is not complete. The form of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The securities resolution for each series will be filed as an exhibit to a document to be incorporated by reference for the specific offering of securities to which it relates. You should read the indenture and the applicable securities resolution for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily find those provisions. The particular terms of any debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indenture. For a description of the terms of any series of debt securities, you should also review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision.

GENERAL

The indenture does not significantly limit our operations. In particular, it does not:

    - limit the amount of debt securities that we can issue under the indenture;

    - limit the number of series of debt securities that we can issue from time to time;

    - restrict the total amount of debt that we or our subsidiaries may incur;
      or

    - contain any covenant or other provision that is specifically intended to afford any holder of the debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

As of the date of this prospectus, there are no debt securities outstanding under the indenture. The ranking of a series of debt securities with respect to all of our indebtedness will be established by the securities resolution creating the series. We have previously issued $50.0 million of our Senior Notes due 2002.

The debt securities covered by this prospectus will only be denominated in U.S. dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement.

TERMS

A prospectus supplement and a securities resolution relating to the offering of any series of debt securities will include specific terms relating to the offering. The terms will include some or all of the following:

    - the designation, aggregate principal amount and denominations of the debt securities;

    - the price at which the debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

    - the maturity date and other dates, if any, on which the principal of the debt securities will be payable;

    - the interest rate or rates, if any, or method of calculating the interest rate or rates which the debt securities will bear;

    - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

    - the manner of paying principal and interest on the debt securities;

    - the place or places where principal and interest will be payable;

    - the terms of any mandatory or optional redemption of the debt securities by us, including any sinking fund;

    - the terms of any conversion or exchange right;

    - the terms of any redemption of debt securities at the option of holders;

    - any tax indemnity provisions;

    - the portion of principal payable upon acceleration of any discounted debt security (as described below);

    - whether and upon what terms debt securities may be defeased (which means that we would be discharged from our obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the debt securities of the series);

    - whether any events of default or covenants in addition to or instead of those set forth in the indenture apply;

    - provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

    - the ranking of the debt securities, including the relative degree, if any, to which the debt securities of such series are subordinated to one or more other series of debt securities in right of payment, whether outstanding or not;

    - any provisions relating to extending or shortening the date on which the principal and premium, if any, of the debt securities of the series is payable;

    - any provisions relating to the deferral of payment of any interest;

    - if the series of debt securities is to be issued to the Trust, the forms of the related trust agreement and guarantee agreement;

    - the additions or changes, if any, to the indenture with respect to that series of debt securities to permit or facilitate the issuance of that series of debt securities to the Trust; and

    - any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 2.01)

We may issue debt securities of any series as registered debt securities, bearer debt securities or uncertificated debt securities, and in such denominations as we specify in the securities resolution and prospectus supplement for the series. (Section 2.01)

In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States. We may deliver a bearer debt security in definitive form in connection with its original issuance only if a certificate in a form we specify to comply with United States laws and regulations is presented to us. (Section 2.04)

A holder of registered debt securities may request registration of a transfer upon surrender of the debt security being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

We may issue debt securities under the indenture as discounted debt securities to be offered and sold at a substantial discount from the principal amount of those debt securities. Special United States federal income tax and other considerations applicable to discounted debt securities will be described in the related prospectus supplement. A discounted debt security is a debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Sections 1.01 and 2.10)

CONVERSION AND EXCHANGE

The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to the series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option. (Section 9.01)

CERTAIN COVENANTS

Any restrictive covenants which may apply to a particular series of debt securities will be described in the related prospectus supplement.

RANKING OF DEBT SECURITIES

Unless stated otherwise in a prospectus supplement, the debt securities issued under the indenture will rank equally and ratably with our other unsecured and unsubordinated debt. The debt securities will not be secured by any properties or assets and will represent our unsecured debt.

We are a holding company and we will depend upon the earnings and cash flow of our subsidiaries to meet our obligations under the debt securities. Since the creditors of any of our subsidiaries would generally have a right to receive payment that is superior to our right to receive payment from the assets of that subsidiary, holders of our debt securities will be effectively subordinated to creditors of our subsidiaries. In addition, there are regulatory provisions which limit the amount of dividends Coastal Banc can pay to us as well as regulatory provisions which limit Coastal Banc's ability to make loans and advances to us.

SUCCESSOR OBLIGOR

The indenture provides that, unless otherwise specified in the securities resolution establishing a series of debt securities, we will not consolidate with or merge into, or transfer all or substantially all of our assets to, another company, unless:

    - that company is organized under the laws of the United States or a state thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state thereof;

    - that company assumes by supplemental indenture all of our obligations under the indenture and the debt securities;

    - all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

    - immediately after the transaction no default exists under the indenture.

The successor shall be substituted for us as if it had been an original party to the indenture, securities resolutions and debt securities. Thereafter the successor may exercise our rights and powers under the indenture, the debt securities and any coupons, and all of our obligations under those documents will terminate. (Section 5.01)

EXCHANGE OF DEBT SECURITIES

Registered debt securities may be exchanged for an equal principal amount of registered debt securities of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered debt securities at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Section 2.07)

DEFAULTS AND REMEDIES

Unless the securities resolution establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of debt securities will occur if:

    - we default in any payment of interest on any debt securities of that series when the payment becomes due and payable and the default continues for a period of 30 days;

    - we default in the payment of the principal and premium, if any, of any debt securities of the series when those payments become due and payable at maturity or upon redemption, acceleration or otherwise;

    - we default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of the series as required by the securities resolution establishing the series and the default continues for a period of 30 days;

    - we default in the performance of any of our other agreements applicable to the series and the default continues for 60 days after the notice specified below;

    - pursuant to or within the meaning of any Bankruptcy Law we:

        - commence a voluntary case,

        - consent to the entry of an order for relief against us in an involuntary case,

        - consent to the appointment of a custodian for us or for all or substantially all of our property, or

        - make a general assignment for the benefit of our creditors;

    - a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

        - is for relief against us in an involuntary case;

        - appoints a custodian for us or for all or substantially all of our property; or

        - orders us to liquidate; or

    - there occurs any other event of default provided for in such series. (Section 6.01)

The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

A default under the indenture means any event which is, or after notice or passage of time would be, an event of default under the indenture. A default under the fourth bullet point above is not an event of default until the Trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. (Section 6.01)

If an event of default occurs under the indenture and is continuing on a series, the trustee by notice to us, or (except as provided in the next sentence) the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the debt securities of the series to be due and payable immediately. In the case of a series issued to the Trust, if, upon an event of default, the trustee or the holders of not less than 25% in aggregate principal amount of the series fail to declare the principal of all the debt securities of that series to be immediately due and payable, then the holders of 25% in aggregate liquidation amount of the trust preferred securities then outstanding shall have the right to do so by notice to us and to the trustee.

Discounted debt securities may provide that the amount of principal due upon acceleration is less than the stated principal amount.

Except as provided in the next sentence, the holders of a majority in principal amount of a series of debt securities, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. In the case of a series of debt securities issued to the Trust, the holders of a majority in aggregate liquidation amount of the trust preferred securities then outstanding shall also have the right to rescind the acceleration and its consequences with respect to such series, subject to the same conditions set forth above. (Section 6.02)

If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series. (Section 6.03)

In the case of a series issued to the Trust, any holder of the related trust preferred securities of the Trust shall have the right, upon the occurrence and continuance of an event of default with respect to the series following our failure to pay timely interest, principal or premium as described above, to sue us directly. In that lawsuit, the holder of the related trust preferred securities can force us to pay to the holder the principal of, and premium, if any, and interest on, the debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities held by that holder. (Section 6.06)

The trustee may require indemnity satisfactory to it before it performs any duty or exercises any right or power under the indenture or the debt securities which it reasonably believes may expose it to any loss, liability or expense. (Section 7.01) With some limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to that series. (Section 6.05) Except in the case of default in payment on a series, the trustee may withhold notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. (Section 7.04) We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture. (Section 4.04)

The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including any other series of debt securities, would not constitute an event of default under the indenture. A securities resolution may provide for a cross-default provision; in that case, the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

The indenture and the debt securities may be amended, and any default may be waived. Unless the securities resolution provides otherwise, in which event the prospectus supplement will describe the revised provision, we and the trustee may amend the debt securities and the indenture with the written consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. However, in the case of a series of debt securities issued to the Trust, we are not permitted to adopt an amendment that adversely affects the holders of the trust preferred securities in any material respect, and no termination of the indenture shall occur, without the prior consent of the holders of not less than a majority in aggregate liquidation amount of the trust preferred securities then outstanding unless and until the principal (and premium, if any) of the debt securities of that series and all accrued and unpaid interest thereon have been paid in full. Furthermore, in the case of a series issued to the Trust, no amendment can be made to the provisions of the indenture allowing holders of trust preferred securities to sue directly following our failure to make timely payments on the debt securities as described above without the prior consent of the holder of each trust preferred security then outstanding unless and until the principal (and premium, if any) of the debt securities of the series and all accrued and unpaid interest thereon have been paid in full. (Section 10.02)

Without the consent of each debt security holder affected, no amendment or waiver may:

    - reduce the principal amount of debt securities whose holders must consent to an amendment or waiver;

    - reduce the interest on or change the time for payment of interest on any debt security (but this does not affect our right to elect to defer one or more payments of interest as described below under "Certain Provisions Relating to Junior Subordinated Debentures Issued to the Trust-- Option to Extend Interest Payment Date");

    - change the fixed maturity of any debt security (subject to any right we may have retained in the securities resolution and described in the prospectus supplement);

    - reduce the principal of any non-discounted debt security or reduce the amount of the principal of any discounted debt security that would be due on acceleration thereof;

    - make any change that materially adversely affects the right to convert or exchange any debt security; or

    - waive any default in payment of interest on or principal of a debt security. (Section 10.02)

Without the consent of any debt security holder, we may amend the indenture or the debt securities:

    - to cure any ambiguity, omission, defect, or inconsistency;

    - to provide for the assumption of our obligations to debt security holders by the surviving company in the event of a merger or consolidation requiring such assumption;

    - to provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued;

    - to create a series of debt securities and establish its terms;

    - to provide for a separate trustee for one or more series of debt securities; or

    - to make any change that does not materially adversely affect the rights of any debt security holder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Debt securities of a series may be defeased at any time in accordance with their terms and as set forth in the indenture and described briefly below, unless the securities resolution establishing the terms of the series otherwise provides. Any defeasance may terminate all of our obligations (with limited exceptions) with respect to a series of debt securities and the indenture ("legal defeasance"), or it may terminate only our obligations under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option. If we exercise our legal defeasance option, that series of debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, that series of debt securities may not be accelerated by reference to any restrictive covenants which may be applicable to that particular series. (Section 8.01)

To exercise either defeasance option as to a series of debt securities, we must:

    - irrevocably deposit in trust (the "defeasance trust") with the trustee or another trustee money or U.S. government obligations;

    - deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment, will provide cash at the times and in the amounts necessary to pay the principal and interest when due on all debt securities of the series to maturity or redemption, as the case may be; and

    - comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

U.S. government obligations are direct obligations of (a) the United States or
(b) an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case (a) or
(b), have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option. It also includes certificates representing an ownership interest in such obligations. (Section 8.02)

CERTAIN PROVISIONS RELATING TO JUNIOR SUBORDINATED DEBENTURES ISSUED TO THE
  TRUST

GENERAL. The junior subordinated debentures that we issue to the Trust may be issued in one or more series under the indenture with terms corresponding to the terms of a series of trust preferred securities issued by the Trust. Concurrently with the issuance of the Trust's trust preferred securities, the Trust will invest the proceeds from the sale of the trust preferred securities and the consideration we pay for the common securities in a series of corresponding junior subordinated debentures that we will issue to the Trust.

Each series of corresponding junior subordinated debentures:

    - will be unsecured;

    - will be in the principal amount equal to the aggregate stated liquidation amount of the preferred securities and the common securities of the Trust; and

    - will rank equally with all other series of junior subordinated debt securities in terms of priority of payment.

Unless provided otherwise in the prospectus supplement, holders of the trust preferred securities issued by the Trust that owns a series of corresponding junior subordinated debentures will have the rights summarized above in connection with modifications to the indenture or upon occurrence of a trust event of default. See "--Amendments and Waivers" and "--Defaults and Remedies," above and "Relationship Among the Trust Preferred Securities, The Corresponding Junior Subordinated Debentures and the Guarantees--Enforcement Rights of Holders of Trust Preferred Securities."

The prospectus supplement will describe specific terms relating to the offering of the corresponding junior subordinated debentures. See "--Terms."

Unless otherwise specified in the applicable prospectus supplement, we will covenant, as to each series of corresponding junior subordinated debentures:

    - to maintain, directly or indirectly, 100% ownership of the common securities of the Trust to which the corresponding junior subordinated debentures have been issued (provided that certain successors which are permitted pursuant to the indenture may succeed to our ownership of the common securities);

    - not to voluntarily dissolve, wind-up or liquidate the Trust, except:

        - in connection with a distribution of the junior subordinated debentures to the holders of the trust preferred securities in liquidation of the Trust; or

        - in connection with certain mergers, consolidations or amalgamations permitted by the related trust agreement; and

    - to use our reasonable efforts, consistent with the terms and provisions of the related trust agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

For additional covenants relating to payment of expenses of the Trust, see "Description of Trust Preferred Securities--Payment of Expenses."

OPTION TO EXTEND INTEREST PAYMENT DATE. Unless otherwise stated in the applicable prospectus supplement, we will have the right at any time and from time to time during the term of any series of corresponding junior subordinated debentures to defer payments of interest for a specified number of consecutive interest payment, or extension, periods. No extension period may extend beyond the maturity date of that series of corresponding junior subordinated debentures. We may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or at a redemption date, we will be obligated to pay all interest accrued and unpaid (together with interest on the unpaid interest to the extent permitted by applicable law.) United States federal income tax consequences and special considerations applicable to any corresponding junior subordinated debentures for which an extension period has been elected will be described in the applicable prospectus supplement. During any extension period, or while we are in default, we will be restricted in our ability to make payments or incur obligations related to our capital stock or debt securities ranking equal to or below the junior subordinated debentures.

Prior to the termination of any extension period, we may further extend the interest payment period. However, the deferral period, together with all prior and further extensions, may not exceed 20 consecutive calendar quarters, end on a date other than an interest payment date or extend beyond the maturity date of the junior subordinated debentures. After the termination of any deferral period and the payment of all amounts due, we may decide to begin a new deferral period, subject to the above requirements.

If the property trustee is the sole holder of the series of junior subordinated debentures held by the Trust, we will give the administrative trustee and the property trustee notice of our selection of any deferral period five business days prior to the earlier of:

    - the next date distributions on the trust preferred securities are payable; or

    - the date the Trust is required to give notice to the Nasdaq National Market (or other applicable exchange or self-regulatory organization) or to holders of the trust preferred securities of the record date or the date any distribution is payable.

If the property trustee is not the sole holder of the series of junior subordinated debentures, we will give the debenture holders notice of our selection of any deferral period ten business days prior to the earliest of:

    - the next interest payment date; or

    - the date upon which we are required to give notice to the Nasdaq National Market (or other applicable exchange or self-regulatory organization) or to holders of the junior subordinated debentures of the record or payment date of any related interest payment.

REDEMPTION. The junior subordinated debentures and the applicable securities resolution will provide the terms upon which we can redeem the junior subordinated debentures at our option, and will specify a date prior to which we will not be allowed to redeem the junior subordinated debentures, and after which we will have the right to redeem the junior subordinated debentures, in whole or in part, upon not less than 30 days nor more than 60 days notice to the holder of the junior subordinated debentures at a redemption price or prices stated in the applicable prospectus supplement.

If the junior subordinated debentures are redeemed only in part, they will be redeemed pro rata or by lot or by any other method selected by the trustee. If a partial redemption of the corresponding junior subordinated debentures would result in delisting of the trust preferred securities issued by the Trust from the Nasdaq National Market or other exchange or self-regulatory organization on which the trust preferred securities are then listed, we will not be permitted to effect a partial redemption and may only redeem the corresponding junior subordinated debentures as a whole.

Except as otherwise specified in the applicable prospectus supplement and subject to the provisions of the applicable securities resolution, if a Special Event (as defined below) in respect of the Trust occurs and is continuing, we have the option to redeem the corresponding junior subordinated debentures held by the Trust, in whole but not in part, at any time within 90 days thereafter. If the Trust is the holder of all outstanding corresponding junior subordinated debentures, the proceeds of the redemption will be used by the Trust to redeem the corresponding trust preferred securities and common securities in accordance with their terms.

"Special Event" means a "Tax Event," an "Investment Company Event" or a "Regulatory Capital Event" as the case may be.

"Tax Event" means that the Trust will have received an opinion of counsel experienced in such matters to the effect that, as a result of any

    - amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority; or

    - official administrative written decision, pronouncement or action or judicial decision interpreting or applying such laws or regulations;

in each case which amendment or change is effective or which proposed change, pronouncement, action or decision is announced on or after the date of issuance of the applicable series of junior subordinated debentures pursuant to the applicable securities resolution, there is more than an insubstantial risk that:

    - the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to United States Federal income tax with respect to income received or accrued on the junior subordinated debentures;

    - interest we pay on the corresponding junior subordinated debentures is not, or will not be within 90 days of the date of the opinion of counsel, deductible, in whole or in part, for United States Federal income tax purposes; or

    - the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to more than a DE MINIMIS amount of other taxes, duties or other governmental charges.

"Investment Company Event" means that the Trust will have received an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority on or after the date of original issuance of the trust preferred securities by the Trust, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended.

"Regulatory Capital Event" means that the Trust will have received an opinion of counsel experienced in such matters to the effect that, as a result of:

    - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any rules, guidelines or policies of applicable regulatory agencies; or

    - any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations which amendment or change is effective or which pronouncement or decision is announced on or after the date of the original issuance of the trust preferred securities, do not constitute, or within 90 days of the date thereof, will not constitute, Tier 1 Capital (or its then equivalent) applied as if we (or our successor) were a bank holding company for purposes of the capital adequacy guidelines of the Board of Governors of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to us. There are currently no capital adequacy guidelines applicable to savings bank holding companies such as us. The distribution of the junior subordinated debentures in connection with the termination of the Trust by us shall not in and of itself constitute a Regulatory Capital Event.

RESTRICTIONS ON CERTAIN PAYMENTS. Unless otherwise provided in the applicable prospectus supplement, we will promise, as to each series of junior subordinated debentures issued to the Trust, that we and our subsidiaries will not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock; or

    - make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank equally with or junior in interest to the junior subordinated debentures; or

    - make any guarantee payments with respect to any of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior in interest to the junior subordinated debentures other than:

    - dividends or distributions payable in our common stock;

    - redemptions or purchases of any rights pursuant to a shareholder rights plan, if any, or any successor rights agreement, and the declaration of a dividend of rights or the issuance of stock under a rights agreement in the future;

    - payments under any guarantee relating to the trust preferred securities of the Trust;

    - purchases of common stock related to the issuance of common stock under any benefit plans for our directors, officers or employees;

    - obligations under any dividend reinvestment plan or stock purchase plan;
      and

    - purchases of fractional interests in shares of our capital stock pursuant to a reclassification of our capital stock or the conversion or exchange provisions of a security being converted or exchanged for our capital stock.

These restriction apply only if:

    - at that time we have actual knowledge that an event has occurred that (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the indenture with respect to the junior subordinated debentures of that series and (b) we shall not have taken reasonable steps to cure the event; or

    - the corresponding junior subordinated debentures are held by the Trust which is the issuer of a series of related trust preferred securities, and we are in default with respect to payment of any obligations under the guarantee relating to those trust preferred securities; or

    - we shall have given notice of our selection of a deferral of interest extension period as provided pursuant to the securities resolution with respect to the corresponding junior subordinated debentures and shall not have rescinded the notice, or the extension period shall be continuing.

REGARDING THE TRUSTEE

The Bank of New York will act as trustee and registrar for debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, the trustee will also act as transfer agent and paying agent with respect to the debt securities. (Section 2.03) We may remove the trustee with or without cause if we notify the trustee three months in advance and if no default occurs during the three-month period. (Section 7.07) The trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not the trustee.

GOVERNING LAW

The laws of the State of New York will govern the indenture and the debt securities.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

This section of the prospectus describes the terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to the particular series of preferred stock. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock. It is also subject to our Articles of Incorporation.

We have summarized the material portions of the certificate of designations below. The certificate of designations will be filed with the SEC in connection with an offering of preferred stock.

Our Articles of Incorporation authorize us to issue 5,000,000 shares of preferred stock, no par value per share. Our Board of Directors is authorized to designate any series of preferred stock and the powers, preferences and rights of the preferred stock without further shareholder action. As of April 2, 1999, we had no shares of preferred stock outstanding. However, on such date, Coastal Banc had 1,150,000 shares of Series A preferred stock outstanding. See "-Coastal Banc Preferred Stock."

Our Board of Directors is authorized to determine or fix the following terms for each series of preferred stock, which will be described in a prospectus supplement:

    - the designation and number of shares;

    - the dividend rate;

    - the payment date for dividends;

    - whether dividends are cumulative and, if so, the date from which dividends cumulate;

    - redemption rights and the applicable redemption prices;

    - amounts payable to holders on our liquidation, dissolution or winding up;

    - the amount of the sinking fund, if any;

    - whether the shares will be convertible or exchangeable, and, if so, the prices and terms; and

    - whether future shares of the series or any future series or other class of stock is subject to any restrictions, and, if so, the nature of the restrictions.

When we issue shares of preferred stock, they will be fully paid and nonassessable.

DIVIDENDS

The holders of preferred stock will be entitled to receive cash dividends if declared by our Board of Directors out of funds we can legally use for payment. The prospectus supplement will indicate the dividend rates and the dates on which we will pay dividends. The rates may be fixed or variable or both. If the dividend rate is variable, the formula used to determine the dividend rate will be described in the prospectus supplement. We will pay dividends to the holders of record as they appear on the record dates fixed by our Board of Directors.

Our Board will not declare and pay a dividend on any series of preferred stock unless full dividends for all series of preferred stock ranking equal as to dividends have been declared or paid and sufficient funds are set aside for payment. If dividends are not paid in full, we will declare any dividends pro rata among the preferred stock of each series and any series of preferred stock ranking equal to any other series as to dividends. A "pro rata" declaration means that the dividends we declare per share on each series of preferred stock will bear the same relationship to each other that the full accrued dividends per share on each series of the preferred stock bear to each other.

Unless all dividends on the preferred stock have been paid in full, we will not declare or pay any dividends or set aside sums for payment of dividends or distributions on any common stock or on any class of security ranking junior to the series of preferred stock, except for dividends or distributions paid for with securities ranking junior to the preferred stock. We also will not redeem, purchase, or otherwise acquire any securities ranking junior to the series of preferred stock as to dividends or liquidation preferences, except by conversion into or exchange for stock ranking junior to the series of preferred stock.

CONVERTIBILITY

We will not convert or exchange any series of preferred stock for other securities or property, unless otherwise indicated in the prospectus supplement.

REDEMPTION AND SINKING FUND

We will not redeem or pay into a sinking fund any series of preferred stock, unless otherwise indicated in the prospectus supplement.

LIQUIDATION RIGHTS

If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of any series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement and all accrued and unpaid dividends. We will pay these amounts to the holders of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with that series of preferred stock as to distributions upon liquidation. These payments will be made out of our assets available for distribution to shareholders before any distribution is made to holders of common stock or any class of stock ranking junior to the series of preferred stock as to dividends and liquidation preferences.

In the event there are insufficient assets to pay the liquidation preferences for all equally-ranked classes of preferred stock in full, we will allocate the remaining assets equally among all series of equally-ranked preferred stock based upon the aggregate liquidation preference for all outstanding shares for each series. This distribution means that the distribution we pay to the holders of all shares ranking equal as to distributions if we dissolve, liquidate or wind up our business will bear the same relationship to each other that the full distributable amounts for which the holders are respectively entitled if we dissolve, liquidate or wind up our business bear to each other. After we pay the full amount of the liquidation preference to which they are entitled, the holders of shares of a series of preferred stock will not be entitled to participate in any further distribution of our assets.

VOTING RIGHTS

Holders of preferred stock will not be entitled to vote except under certain limited circumstances, unless otherwise indicated in the prospectus supplement or otherwise required by law.

TRANSFER AGENT AND REGISTRAR

The prospectus supplement for each series of preferred stock will name the transfer agent and registrar.

COASTAL BANC PREFERRED STOCK

Coastal Banc has issued 1,150,000 shares of its Series A preferred stock ("Coastal Banc preferred stock") to the public. The Coastal Banc preferred stock has the following terms:

    - The Coastal Banc preferred stock will not mature unless Coastal Banc decides to redeem one or both series.

    - The Coastal Banc preferred stock ranks senior to the common stock of Coastal Banc as to dividend rights and rights upon the liquidation, dissolution or winding up of Coastal Banc.

    - Holders of each share of Coastal Banc preferred stock are entitled to receive quarterly cash dividends, if declared by the Coastal Banc board, at the rate of $2.25 per year. Dividends on the Coastal Banc preferred stock are not cumulative. Coastal Banc will not declare and pay a dividend on the Coastal Banc preferred stock unless full dividends for all series of preferred stock ranking equal as to dividends have been declared and paid or a sum sufficient has been set aside for payment. Unless all dividends on the Coastal Banc preferred stock have been paid in full, Coastal Banc will not declare or pay any dividends or set aside funds for payment of dividends on the common stock of Coastal Banc or on any class of security ranking junior to the Coastal Banc preferred stock and Coastal Banc will not redeem, purchase or otherwise acquire any securities ranking junior to the Coastal Banc preferred stock.

    - If Coastal Banc voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of the Coastal Banc preferred stock will be entitled to receive $25.00 per share and all accrued and unpaid dividends. These payments will be made before any distribution is made to holders of Coastal Banc common stock or any class of stock ranking junior to the Coastal Banc preferred stock.

    - The Coastal Banc preferred stock has been redeemable since December 15, 1998 at a price of $25.00 per share, plus any unpaid dividends.

    - If Coastal Banc fails to pay dividends on its preferred stock for six quarters, the number of directors of Coastal Banc shall be increased by two and the holders of the Coastal Banc preferred stock will have the right to vote for and elect such two additional directors. Such voting rights shall terminate when dividends on the Coastal Banc preferred stock have been declared and paid or set apart for payment for four consecutive dividend periods following the election of such additional directors.

                          DESCRIPTION OF COMMON STOCK

Our Articles of Incorporation authorize us to issue 45,000,000 shares of common stock, par value $0.00667 per share. As of April 2, 1999, there were outstanding 6,409,364 shares of common stock.

All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to rights of preferred stockholders if any preferred stock is issued and outstanding, holders of common stock

    - are entitled to any dividends validly declared;

    - will share ratably in our net assets in the event of a liquidation; and

    - are entitled to one vote per share.

The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

The following section describes the general terms and provisions of the trust preferred securities to which any prospectus supplement may relate. The particular terms of the trust preferred securities offered by the Trust and the extent to which any of these general provisions do not apply to the trust preferred securities will be described in the prospectus supplement relating to the trust preferred securities.

Pursuant to the terms of the trust agreement for the Trust, the administrative trustees are authorized to issue the trust preferred securities and the common securities on behalf of the Trust. The trust preferred securities and the common securities are collectively referred to herein as the "trust securities." The trust securities will represent undivided beneficial ownership interests in the assets of the Trust. The holders of the trust preferred securities will be entitled to a preference over holders of the common securities of the Trust in certain circumstances with respect to distributions and amounts payable on redemption or liquidation. Holders of trust preferred securities will also have certain other benefits as described in the corresponding trust agreement.

We have summarized selected provisions of the trust preferred securities and the trust agreement below. This summary is not complete. The form of trust agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the form of trust agreement for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act.

GENERAL

The trust preferred securities of the Trust will rank equally, and payments on the trust preferred securities will be made pro rata, with the common securities of the Trust except as described under "--Subordination of Common Securities." Legal title to the corresponding junior subordinated debentures will be held by the property trustee in trust for the benefit of the holders of the related trust preferred securities and for us as holder of the common securities. The guarantee agreement we execute for the benefit of the holders of the Trust's trust preferred securities will be a guarantee on a junior subordinated basis with respect to the related trust preferred securities but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the trust preferred securities when the Trust does not have funds available to make such payments. See "Description of Guarantees."

DISTRIBUTIONS

Distributions on the trust securities will be cumulative, will accumulate from the date of original issuance and will be payable on the dates specified in the applicable prospectus supplement. Except as specified in the applicable prospectus supplement, in the event that any date on which distributions are payable on the trust securities is not a business day, payment of the distribution will be made on the next succeeding day that is a business day (without any interest or other payment in respect to the delay), with the same force and effect as if made on the originally specified date. Each date on which distributions are payable is referred to in this prospectus as a distribution date.

The Trust's trust securities represent undivided beneficial ownership interests in the assets of the Trust. The distributions on each trust security will be payable at a rate specified in the prospectus supplement for that trust security. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months unless otherwise specified in the applicable prospectus supplement. Distributions to which holders of trust securities are entitled will accumulate additional distributions at the rate per annum specified in the applicable prospectus supplement. Distributions on trust securities as used in this prospectus includes any additional distributions unless otherwise stated.

The revenue of the Trust available for distribution to holders of its trust securities will be limited to payments under the corresponding junior subordinated debentures it owns. The Trust will invest the proceeds from the issuance and sale of its trust securities in the corresponding junior subordinated debentures, and it will have no other assets. See "Description of Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Trust." If we do not make interest payments on the corresponding junior subordinated debentures, the property trustee will not have funds available to pay distributions on the related trust securities. We have guaranteed the payment of distributions (if and to the extent the Trust has funds legally available for the payment of distributions and cash sufficient to make the payments) on a limited basis as set forth herein under "Description of Guarantees."

Distributions on the trust securities will be payable to the holders as they appear on the register of the Trust on the relevant record dates, which, as long as the trust securities remain in book-entry form, will be one business day prior to the relevant distribution date. Subject to any applicable laws and regulations and to the provisions of the trust agreement, each distribution payment will be made as described under "Book-Entry Issuance." In the event any trust securities are not in book-entry form, the relevant record date for such trust securities shall be a date at least 15 days prior to the relevant distribution date, as specified in the applicable prospectus supplement.

PAYMENT OF EXPENSES

Pursuant to the indenture, we have agreed to pay all debts and obligations (other than distributions on the trust securities) and all costs and expenses of the Trust and to pay any and all taxes, duties, assessments or other governmental charges (other than United States withholding taxes) imposed by the United States or any other taxing authority. This includes, but is not limited to, all costs and expenses relating to the organization of the Trust, the fees and expenses of the property trustee, the Delaware trustee and the administrative trustees and all costs and expenses relating to the operation of the Trust. As a result, the net amounts received and retained by the Trust after paying these fees, expenses, debts and obligations will be equal to the amounts the Trust would have received and retained had no fees, expenses, debts and obligations been incurred by or imposed on it.

REDEMPTION OR EXCHANGE

If we repay or redeem, in whole or in part, any junior subordinated debentures that have been issued to the Trust, whether at maturity or earlier, the proceeds from the repayment or redemption shall be applied by the property trustee to redeem a like amount of the trust securities. The property trustee will give not less than 45 days notice, and the redemption price will be equal to the sum of:

    - the aggregate liquidation amount of the trust securities being redeemed; plus

    - accumulated but unpaid distributions on the redeemed trust securities to the date of redemption; plus

    - the related amount of the premium, if any, that we pay upon the concurrent redemption of corresponding junior subordinated debentures.

See "Description of Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Trust--Redemption."

If we are repaying or redeeming less than all of any series of junior subordinated debentures on a redemption date, then the proceeds from the repayment or redemption shall be allocated to redeem the related trust securities pro rata. The amount of premium, if any, that we pay to redeem all or any part of any series of any corresponding junior subordinated debentures will also be allocated to the redemption pro rata of the related trust securities.

We will have the right to redeem any series of junior subordinated debentures:

    - subject to the conditions described under "description of debt securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Trust--Redemption"; or

    - as may be otherwise specified in the applicable prospectus supplement.

We have the right to dissolve the Trust at any time and, after satisfaction of any liabilities to creditors of the Trust as provided by applicable law, to cause the corresponding junior subordinated debentures owned by the Trust to be distributed to the holders of the related trust securities in liquidation of the Trust.

If provided in the applicable prospectus supplement, we will have the right to extend or shorten the maturity of any series of junior subordinated debentures at the time that we exercise our right to elect to dissolve the Trust and cause the corresponding junior subordinated debentures to be distributed to the holders of the related trust securities in liquidation of the Trust. However, we can extend the maturity only if the conditions specified in the applicable prospectus supplement are met at the time the election is made and at the time of the extension.

After the liquidation date fixed for any distribution of corresponding junior subordinated debentures to the holders of any series of trust securities:

    - that series of trust securities will no longer be deemed to be outstanding;

    - The Depositary Trust Company, New York, New York ("DTC"), or its nominee, as the record holder of the trust securities, will receive a registered global certificate or certificates representing the corresponding junior subordinated debentures to be delivered in the distribution; and

    - any certificates representing that series of trust securities not held by DTC or its nominee will be deemed to represent the corresponding junior subordinated debentures having a principal amount equal to the stated liquidation amount of that series of trust securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on that series of trust securities until the certificates are presented to the administrative trustees or their agent for transfer or reissuance.

We cannot predict the market prices for the trust securities or the corresponding junior subordinated debentures that may be distributed in exchange for trust preferred securities. As a result, the trust preferred securities that an investor may purchase, or the corresponding junior subordinated debentures that an investor may receive on dissolution and liquidation of the Trust, may trade at a lower price than the investor paid to purchase the trust preferred securities.

REDEMPTION AND EXCHANGE PROCEDURES

Any trust securities that are redeemed on any redemption date will receive the redemption price from the contemporaneous redemption of the corresponding junior subordinated debentures. Redemptions of the trust securities will be made and the redemption price will be payable on each redemption date only to the extent that the Trust has funds on hand available for the payment of such redemption price. See "Subordination of Common Securities."

If the Trust gives a notice of redemption in respect of its trust securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent that we have deposited with the property trustee by 10:00 a.m., New York City time, funds sufficient to pay the redemption price, with respect to the trust preferred securities held by DTC or its nominees, the property trustee will deposit irrevocably with DTC funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to the holders of such trust securities. See "Book-Entry Issuance." If the trust preferred securities are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the trust preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing the trust preferred securities.

Nevertheless, distributions payable on or prior to the redemption date for any trust securities called for redemption shall be payable to the holders of such trust securities on the relevant record dates for the related distribution dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the trust securities called for redemption will cease, except the right of the holders of the trust securities to receive the redemption price, but without interest on the redemption price, and the trust securities will cease to be outstanding.

Except as specified in the applicable prospectus supplement, in the event that any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay). In the event that payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee as described under "Description of Guarantees," then:

    - distributions on those trust securities will continue to accrue at the then applicable rate, from the redemption date originally established by the Trust for those trust securities to the date the redemption price is actually paid; and

    - the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

Subject to applicable law (including, without limitation, United States federal securities law), we or our subsidiaries may at any time and from time to time purchase outstanding trust preferred securities by tender, in the open market or by private agreement.

Payment of the redemption price on the trust securities and any distribution of corresponding junior subordinated debentures to holders of trust securities will be made to the applicable record holders thereof as they appear on the register for the trust securities on the relevant record date. Except as provided in the next sentence, the record date will be one business day prior to the relevant redemption date or liquidation date, as applicable. However, if any trust preferred securities are not in book-entry form, the relevant record date for those trust securities shall be a date at least 15 days prior to the redemption date or liquidation date, as applicable, as specified in the applicable prospectus supplement.

If less than all of the trust preferred securities and common securities issued by the Trust are to be redeemed on a redemption date, then the aggregate liquidation amount of trust preferred securities and common securities to be redeemed shall be allocated pro rata to the trust preferred securities and the common securities based upon the relative liquidation amounts of the two classes. The particular trust preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the property trustee from the outstanding trust preferred securities not previously called for redemption. The property trustee shall promptly notify the trust registrar in writing of the trust preferred securities selected for redemption and, in the case of any trust preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of trust preferred securities shall relate, in the case of any trust preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of trust preferred securities which has been or is to be redeemed.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of trust preferred securities and common securities to be redeemed at the holder's registered address. Unless we default in payment of the redemption price on the corresponding junior subordinated debentures, on and after the redemption date interest ceases to accrue on the corresponding junior subordinated debentures or portions thereof (and distributions cease to accrue on the related trust preferred securities and common securities or portions thereof) called for redemption.

If any redemption date is not a business day, then the liquidation amount and all accrued and unpaid distributions to the date of redemption will be payable on the next business day (and without any interest or other payment in respect of any such delay). However, if the business day is in the next calendar year, the redemption amount will be payable on the preceding business day.

SUBORDINATION OF COMMON SECURITIES

Payment of distributions on, and the redemption price of, the Trust's trust securities generally shall be made pro rata based on the liquidation amount of the trust securities. However, if on any distribution date or redemption date an event of default with respect to any corresponding junior subordinated debenture shall have occurred and be continuing, then:

    - neither we nor the Trust shall pay any distribution on, or redemption price of, any of the Trust's common securities, and neither we nor the Trust shall make any other payment on account of the redemption, liquidation or other acquisition of such common securities, unless

        - all accumulated and unpaid distributions on all of the Trust's outstanding trust preferred securities are paid in cash for all distribution periods terminating on or prior to any payment on the common securities, and

        - in the case of a payment of the redemption price, the full amount of the redemption price on all of the Trust's outstanding trust preferred securities then called for redemption shall have been paid or provided for; and

    - all funds available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the Trust's trust preferred securities then due and payable.

In the case of any event of default with respect to any corresponding junior subordinated debentures, we (as holder of the Trust's common securities) will be deemed to have waived any right to act with respect to the event of default under the trust agreement until the effect of all events of default with respect to such trust preferred securities has been cured, waived or otherwise eliminated. Until any events of default under the trust agreement with respect to the trust preferred securities have been cured, waived or otherwise eliminated, the property trustee is required to act solely on behalf of the holders of the trust preferred securities and not on our behalf as holder of the Trust's common securities, and only the holders of such trust preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

Pursuant to the trust agreement, the Trust shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of:

    - specified events relating to our bankruptcy, dissolution or liquidation;

    - our written direction to the property trustee, as depositor, to dissolve the Trust and distribute the corresponding junior subordinated debentures to the holders of the trust securities in exchange for the trust securities (which direction is optional and wholly within our discretion as depositor);

    - the redemption of all of the Trust's trust securities;

    - the entry of an order for the dissolution of the Trust by a court of competent jurisdiction; and

    - expiration of the term of the Trust.

If an early dissolution occurs in any manner except by the redemption of all of the trust securities, then the Trust will be liquidated by the issuer trustees as expeditiously as the issuer trustees determine to be possible. Except as provided in the next sentence, the issuer trustees shall distribute (after satisfaction of any liabilities to creditors of the Trust as provided by applicable law) to the holders of such trust securities a like amount of the corresponding junior subordinated debentures. However, if such a distribution is determined by the property trustee not to be practical, the holders of the trust securities will be entitled to receive out of the assets of the Trust available for distribution to holders (after satisfaction of any liabilities to creditors of the Trust as provided by applicable law) a liquidation distribution in an amount equal to, in the case of holders of trust securities, the aggregate of the liquidation amount plus accrued and unpaid distributions thereon to the date of payment. If the liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on its trust securities will be paid on a pro rata basis.

As the holder of the Trust's common securities, we will be entitled to receive distributions upon any liquidation pro rata with the holders of the trust preferred securities. However, if an event of default relating to the corresponding junior subordinated debentures has occurred and is continuing, the trust preferred securities will have a priority over the common securities.

EVENTS OF DEFAULT; NOTICE

Any one of the following events constitutes a trust "event of default" under the trust agreement with respect to the trust securities issued thereunder (whatever the reason for the trust event of default):

    - the occurrence of an event of default with respect to a corresponding series of junior subordinated debentures issued under the indenture to the trust (see "Description of Debt Securities--Defaults and Remedies"); or

    - default by the Trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days; or

    - default by the Trust in the payment of any redemption price of any trust security when it becomes due and payable; or

    - default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust in the trust agreement (other than a default in the payment of any distribution or any redemption price as provided above), and continuation of that default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting issuer trustee or trustees by the holders of at least 25% in aggregate liquidation preference of the outstanding trust preferred securities of the Trust, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "notice of default" under the trust agreement; or

    - the occurrence of specified events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

Within 60 business days after the occurrence of any trust event of default actually known to the property trustee, the property trustee is required to transmit notice of the trust event of default to the holders of the Trust's trust preferred securities, to the administrative trustees and to us, as depositor, unless the trust event of default shall have been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we each are in compliance with all the conditions and covenants applicable to us under the trust agreement.

If an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the trust preferred securities shall have a preference over the common securities upon termination of the Trust as described above. See "--Liquidation Distribution upon Dissolution." The existence of a trust event of default does not entitle the holders of trust preferred securities to cause the redemption of the trust preferred securities.

REMOVAL OF ISSUER TRUSTEES

We as the holder of the common securities may remove an issuer trustee at any time. Unless an event of default with respect to a corresponding junior subordinated debenture shall have occurred and be continuing, we as the holder of the common securities may also remove the property trustee or the Delaware trustee at any time. If a trust event of default resulting from an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding trust preferred securities. In no event will the holders of the trust preferred securities have the right to vote to appoint, remove or replace the administrative trustees. That right belongs exclusively to us as the holder of the common securities. No resignation or removal of an issuer trustee and no appointment of a successor trustee will be effective until the successor trustee accepts its appointment in accordance with the provisions of the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

Unless a trust event of default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we (as the holder of the common securities) and the administrative trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the property trustee alone will have power to make such an appointment.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

Any corporation into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the trust agreement, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, CONVERSIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

The Trust may not merge with or into, consolidate, convert into, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below, as described in "--Liquidation Distribution upon Dissolution" or as described in the prospectus supplement with respect to the trust preferred securities. The Trust may, at our request, with the consent of the administrative trustees and without the consent of the property trustee, the Delaware trustee or the holders of the trust preferred securities, merge with or into, consolidate, convert into, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state; provided, that:

    - the successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the trust securities or (b) substitutes for the trust securities other successor securities having substantially the same terms as the trust securities so long as the successor securities rank the same as the trust securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

    - we expressly appoint a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the corresponding junior subordinated debentures;

    - the successor securities are listed, or any successor securities will be listed upon notification of issuance, on the Nasdaq National Market or other organization on which the trust preferred securities are then listed, if any;

    - the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not cause the trust preferred securities (including any successor securities) to be downgraded by a nationally recognized statistical rating organization;

    - the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect;

    - the successor entity has a purpose substantially similar to that of the Trust;

    - prior to the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel to the Trust experienced in such matters to the effect that

        - the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities (including any successor securities) in any material respect; and

        - following the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act;

    - we or any permitted successor or assignee owns all of the common securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee; and

    - The property trustee is given an officer's certificate and an opinion of counsel each to the effect that all conditions precedent in the Trust Agreement to such transactions have been satisfied.

Notwithstanding the general provisions described above, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the trust preferred securities, merge with or into, consolidate, convert into, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

The holders of the trust preferred securities will have only the voting rights described below and under "Description of Guarantees--Amendments and Assignment," plus any voting rights required by law.

The trust agreement may be amended from time to time by us, the property trustee and the administrative trustees, without the consent of the holders of the trust preferred securities:

    - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to address matters or questions arising under the trust agreement in a way which is consistent with the other provisions of the trust agreement; or

    - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act.

However, in the case of the first clause, the action must not adversely affect in any material respect the interests of any holder of trust securities. Any amendment of the trust agreement becomes effective when we give notice of the amendment to the holders of the trust securities.

The trust agreement may be amended by us and the issuer trustees with:

    - the consent of holders representing not less than a majority (based upon liquidation amounts) of the outstanding trust preferred securities; and

    - receipt by the issuer trustees of an opinion of counsel experienced in such matters to the effect that the amendment or the exercise of any power granted to the issuer trustees in accordance with the amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act.

However, without the consent of each holder of trust preferred securities, no amendment may:

    - change the amount or timing of any distribution on the trust preferred securities or reduce the amount payable on redemption thereof or otherwise adversely affect the amount of any distribution required to be made in respect of the trust preferred securities as of a specified date; or

    - restrict the right of a holder of trust preferred securities to sue for the enforcement of any distribution payment.

The property trustee is required to notify each holder of trust securities whenever the property trustee is notified of a default with respect to the corresponding junior subordinated debentures. Furthermore, so long as any junior subordinated debentures are held by the property trustee, the issuer trustees are not permitted to:

    - direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or execute any trust or power conferred on the property trustee with respect to the corresponding junior subordinated debentures;

    - waive any past default that is waivable under the indenture governing the junior subordinated debentures;

    - exercise any right to rescind or annul a declaration that the principal of all the corresponding junior subordinated debentures shall be due and payable; or

    - give a required consent to any amendment, modification or termination of the indenture, the applicable securities resolution or the corresponding junior subordinated debentures;

unless, in each case, they first obtain the approval of the holders of a majority in aggregate liquidation amount of all outstanding trust preferred securities. However, where the indenture requires the consent of each affected holder of corresponding junior subordinated debentures, the property trustee cannot give the consent without first obtaining the consent of each holder of the related trust preferred securities. The issuer trustees cannot revoke any action previously authorized or approved by a vote of the holders of the trust preferred securities except by subsequent vote of the holders of the trust preferred securities.

In addition to obtaining approval of the holders of the trust preferred securities as described above, the issuer trustees are required to obtain an opinion of counsel to the effect that the proposed action will not cause the Trust to be classified as a corporation for United States federal income tax purposes.

Any required approval of holders of trust preferred securities may be given either at a meeting of holders of trust preferred securities or pursuant to a written consent. The property trustee must notify record holders of trust preferred securities of any meeting in the manner set forth in the trust agreement.

No vote or consent of the holders of preferred securities will be required for the Trust to redeem and cancel the trust preferred securities in accordance with the trust agreement.

Whenever holders of trust preferred securities are entitled to vote or consent under any of the circumstances described above, neither we nor the issuer trustees will be permitted to vote. For purposes of any vote or consent, any of the trust preferred securities that we own (or that are owned by the issuer trustees or our affiliates) will be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

The depositary for the trust securities will make payments in respect of the trust securities by crediting the relevant accounts at the depositary on the applicable distribution dates. If the Trust's trust securities are not held by the depositary, then the paying agent will mail checks to registered holders of the trust securities as their addresses appear on its Register. Unless otherwise specified in the applicable prospectus supplement, the paying agent shall initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and to us. The paying agent can resign upon 30 days' written notice to the property trustee and to us. If the property trustee resigns as paying agent, the administrative trustees will appoint a bank or trust company acceptable to the administrative trustees and to us to act as paying agent.

REGISTRAR AND TRANSFER AGENT

Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as registrar and transfer agent for the trust preferred securities.

The Trust will register transfers of trust preferred securities without charge, but will require payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not register transfers of their trust preferred securities after the relevant trust preferred securities are called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

The property trustee undertakes to perform only the duties that are specifically set forth in the trust agreement, other than during the continuance of a trust event of default. After a trust event of default, the property trustee is required to exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee has no obligation to exercise any of its powers under the trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur by doing so. If no trust event of default has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, then we will have the right to tell the property trustee which action to take unless the matter is one on which holders of trust preferred securities are entitled to vote. If we don't give any directions, the property trustee will take whatever action it deems advisable and in the best interests of the holders of the trust securities. The property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

The administrative trustees are authorized and directed to operate the Trust in such a way that:

    - no Trust will be:

        - deemed to be an "investment company" required to be registered under the Investment Company Act; or

        - classified as an association taxable as a corporation for United States federal income tax purposes; and

    - the corresponding junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes.

We and the administrative trustees are authorized to take any lawful action (consistent with the certificate of trust of the Trust and the trust agreement) that we and the administrative trustees determine in our discretion to be necessary or desirable for these purposes, as long as the action does not materially and adversely affect the interests of the holders of the related trust preferred securities.

Holders of the trust preferred securities have no preemptive or similar rights.

The Trust may not borrow money or issue debt or mortgage or pledge any of its assets.

                           DESCRIPTION OF GUARANTEES

When the trust securities are issued, we will execute and deliver a guarantee agreement for the benefit of the holders of the trust preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as guarantee trustee under the guarantee for the purposes of compliance with the Trust Indenture Act, and will hold the guarantee for the benefit of the holders of the Trust's trust preferred securities.

We have summarized certain provisions of the guarantees below. This summary is not complete. The form of the guarantee agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read the guarantee agreement for provisions that may be important to you.

GENERAL

We will promise to pay the guarantee payments to the holders of the trust preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The guarantee payments will rank equal to the corresponding junior subordinated debentures and will be junior and subordinated to our senior debt and subordinated debt. The guarantee payments include the following, to the extent not paid by or on behalf of the Trust:

    - any accumulated and unpaid distributions required to be paid on the trust preferred securities, but only if and to the extent that the Trust has funds on hand available for the distributions at that time;

    - the redemption price with respect to any trust preferred securities called for redemption, if and to the extent that the Trust has funds on hand available to pay the redemption price at that time; or

    - upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (unless the corresponding junior subordinated debentures are distributed to the holders of the trust preferred securities), the lesser of:

        - the liquidation distribution; and

        - the amount of assets of the Trust remaining available for distribution to holders of trust preferred securities after satisfaction of liabilities to creditors of the Trust as required by applicable law.

Our obligation to make a guarantee payment may be satisfied either by our direct payment of the required amounts to the holders of the trust preferred securities or by causing the Trust to pay them.

The guarantee will be an irrevocable guarantee on a junior subordinated basis of the Trust's obligations under the trust preferred securities, but will apply only to the extent that the Trust has funds sufficient to make the required payments. The guarantee is a guarantee of payment, not a guarantee of collection.

If we do not make interest payments on the corresponding junior subordinated debentures held by the Trust, the Trust will not be able to pay distributions on the trust preferred securities. The guarantee will rank subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness. See "--Status of the Guarantees." Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Accordingly, our obligations under the guarantee effectively will be subordinated to all existing and future liabilities of our subsidiaries, including $28.75 million of Coastal Banc preferred stock, and all liabilities of any of our future subsidiaries. Claimants should look only to our assets for payments under the guarantee. For more information, please refer to "Description of Debt Securities--General" and "--Ranking of Debt Securities." The guarantee does not limit our ability to incur or issue other secured or unsecured debt, including senior and subordinated indebtedness, whether under the indenture, any other indenture that we may enter into in the future or otherwise. Except as otherwise provided in the applicable prospectus supplement, we and our subsidiaries are not limited in the amount of secured or unsecured debt that we may have outstanding.

Our obligations described herein and in any accompanying prospectus supplement, through the guarantee agreement, the trust agreement, the corresponding junior subordinated debentures, and the applicable securities resolution under the indenture, taken together, constitute our full, irrevocable and unconditional guarantee of payments due on the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the trust preferred securities. See "Description of Trust Preferred Securities," and "Description of Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Trust."

STATUS OF THE GUARANTEES

The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior debt and subordinated debt.

The guarantee will rank equally with all other guarantees we issue relating to trust preferred securities issued by the Trust. The guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first suing anyone else). Each guarantee will be held for the benefit of the holders of the related trust preferred securities. The guarantee will be discharged only by payment of the guarantee payments in full (to the extent not paid by the Trust) or by distribution of the corresponding junior subordinated debentures to the holders of the trust preferred securities. None of the guarantees places a limitation on the amount of additional senior indebtedness or subordinated indebtedness that we may incur. We expect from time to time to incur additional indebtedness constituting senior indebtedness or subordinated indebtedness.

AMENDMENTS AND ASSIGNMENT

Except with respect to any changes which do not adversely affect the rights of holders of the related trust preferred securities in any material respect (in which case no vote will be required), no guarantee may be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the related outstanding trust preferred securities. The manner of obtaining any required approval will be as set forth under "Description of Trust Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in each guarantee agreement will bind our successors, assigns, receivers, trustees and representatives and will benefit the holders of the related trust preferred securities then outstanding.

EVENTS OF DEFAULT

We will be in default under any guarantee agreement if (a) we don't make required payments or (b) we are notified that we haven't performed some other obligation.

The holders of a majority in aggregate liquidation amount of the related trust preferred securities have the right:

    - to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee agreement; or

    - to direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

Holders of a majority in aggregate liquidation amount of the related trust preferred securities also have the right to waive any past event of default and its consequences.

Any holder of the trust preferred securities may institute a legal proceeding directly against us to enforce the Trust's rights under the guarantee agreement without first instituting a legal proceeding against the Trust, the guarantee trustee or anyone else.

As guarantor, we are required to file annually with the guarantee trustee a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee agreement.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

The guarantee trustee promises to perform only the duties that are specifically set forth in each guarantee agreement, other than during the occurrence and continuance of a default by us in performance of any guarantee. After we default and while the default continues, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by any guarantee agreement at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur by doing so.

TERMINATION OF THE GUARANTEES

The guarantee will terminate upon full payment of the redemption price of the related trust preferred securities, upon full payment of the amounts payable upon liquidation of the Trust or upon distribution of corresponding junior subordinated debentures to the holders of the related trust preferred securities. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related trust preferred securities must restore payment of any sums paid under the trust preferred securities or the guarantee.

GOVERNING LAW

The guarantee agreement will be governed by and construed in accordance with the laws of the State of New York.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                THE CORRESPONDING JUNIOR SUBORDINATED DEBENTURES
                               AND THE GUARANTEES

FULL AND UNCONDITIONAL GUARANTEE

We irrevocably guarantee payments of distributions and other amounts due on the trust preferred securities (to the extent the trust has funds available for the payment of the distributions) as and to the extent set forth under "Description of Guarantees." Taken together, our obligations under each series of corresponding junior subordinated debentures, the related securities resolution, the indenture, the trust agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the related series of trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the full guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the trust preferred securities.

If and to the extent that we do not make payments on any series of corresponding junior subordinated debentures, the Trust will not pay distributions or other amounts due on its trust preferred securities. The guarantee does not cover payment of distributions when the Trust does not have sufficient funds to pay the distributions. In that event, the remedy for a holder of a series of trust preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to such holder. Our obligations under the guarantee are subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness.

SUFFICIENCY OF PAYMENTS

As long as all payments are made when due on each series of corresponding junior subordinated debentures, those payments will be sufficient to cover distributions and other payments due on the related trust preferred securities. This is primarily because:

    - the aggregate principal amount of each series of corresponding junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the related trust securities;

    - the interest rate and interest and other payment dates on each series of corresponding junior subordinated debentures will match the distribution rate and distribution and other payment dates for the related trust securities;

    - we, as borrower, have promised to pay any and all costs, expenses and liabilities of the Trust except the Trust's obligations under its trust securities; and

    - the trust agreement provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

We have the right to set-off any payment we are otherwise required to make under the indenture if and to the extent we have already made, or are concurrently making, a payment under the guarantee agreement.

ENFORCEMENT RIGHTS OF HOLDERS OF TRUST PREFERRED SECURITIES

A holder of any trust preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee agreement without first instituting a legal proceeding against the guarantee trustee, the Trust or anyone else.

Our default or event of default under any other senior or subordinated indebtedness would not necessarily constitute a trust event of default. However, in the event of payment defaults under, or acceleration of, our senior or subordinated indebtedness, the subordination provisions of the applicable securities resolution will provide that no payments may be made in respect of the corresponding junior subordinated debentures until the senior or subordinated indebtedness has been paid in full or any payment default thereunder has been cured or waived. Our failure to make required payments on any series of corresponding junior subordinated debentures would constitute a trust event of default.

LIMITED PURPOSE OF THE TRUST

The Trust's trust securities evidence undivided beneficial ownership interests in the assets of the Trust, and the Trust exists for the sole purposes of issuing its trust securities, investing the proceeds in

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corresponding junior subordinated debentures and engaging in only those other activities necessary, convenient or incidental to those purposes. A principal difference between the rights of a holder of a trust security and a holder of a corresponding junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from us the principal amount of and interest accrued on corresponding junior subordinated debentures held, while a holder of trust securities is entitled to receive distributions from the Trust (or from us under the guarantee agreement) if and to the extent the Trust has funds available for the payment of the distributions.

RIGHTS UPON DISSOLUTION

Upon any voluntary or involuntary dissolution of the Trust involving the liquidation of the corresponding junior subordinated debentures, the holders of the related trust securities will be entitled to receive the liquidation distribution in cash, out of assets of the Trust (and after satisfaction of creditors of the Trust as provided by applicable law). See "Description of Trust Preferred Securities-- Liquidation Distribution upon Dissolution." If we become subject to any voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the corresponding junior subordinated debentures, would be one of our junior subordinated creditors. The property trustee would be subordinated in right of payment to all of our senior indebtedness and subordinated indebtedness, but it would be entitled to receive payment in full of principal and interest before our stockholders receive payments or distributions. We are the guarantor under each guarantee agreement and pursuant to the indenture, as borrower, have agreed to pay all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of its trust securities). Accordingly, in the event of our liquidation or bankruptcy the positions of a holder of trust preferred securities and of a holder of corresponding junior subordinated debentures are expected to be substantially the same relative to our other creditors and to our stockholders.

                              BOOK-ENTRY ISSUANCE

BOOK ENTRY SYSTEM

We may issue debt securities, the trust preferred securities and corresponding junior subordinated debentures of a series and preferred stock under a book-entry system in the form of one or more global securities. We will register the global securities in the name of a depositary or its nominee and deposit the global securities with that depositary. Unless we state otherwise in the prospectus supplement, DTC will be the depositary if we use a depositary.

DTC has advised us as follows:

    - DTC is

        - a limited purpose trust company organized under the laws of the State of New York;

        - a "banking organization" within the meaning of the New York banking law or a member of the Federal Reserve System;

        - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

        - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some

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of whom own DTC. Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the securities issued upon our instructions. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities.

Since the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary or its nominee is the registered owner of a global security, we and/or the trustee, as applicable, will treat the depositary as the sole owner or holder of the securities for purposes of the applicable indenture. Therefore, except as set forth below, you will not be entitled to have securities registered in your name or to receive physical delivery of certificates representing the securities. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the applicable indenture. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

We will make all payments of principal, premium and interest on the securities to the depositary. We expect that the depositary will then credit participants' accounts proportionately with these payments on the payment date and that the participants will in turn credit their customers in accordance with their customary practices. Neither we nor the trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers and you will have to rely on the procedures of the depositary and its participants.

Global securities are generally not transferrable. We will issue physical certificates to beneficial owners of a global security if:

    - The depositary notifies us that it is unwilling or unable to continue as depositary and we do not appoint a successor within 90 days;

    - The depositary ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days; or

    - We decide in our sole discretion that we do not want to have the securities of the particular series in question represented by global securities.

DTC may discontinue providing its services as securities depositary with respect to any of the trust preferred securities or the junior subordinated debentures at any time by giving reasonable notice to the relevant Issuer Trustee and us. In the event that a successor securities depositary is not obtained, definitive trust preferred securities or junior subordinated debentures certificates representing such trust preferred securities or junior subordinated debentures are required to be printed and delivered. We, at our option, may decide to discontinue use the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of trust preferred securities or aggregate principal amount of junior subordinated debentures may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such trust preferred securities or junior subordinated debentures will be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we and the Trust we believe to be accurate but neither the Trust nor we assume any

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
responsibility for the accuracy thereof. Neither we nor the Trust have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                              PLAN OF DISTRIBUTION

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may sell the securities described in this prospectus through agents, underwriters, dealers or directly to purchasers.

Agents who we (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) designate may solicit offers to purchase the securities.

    - We will name any agent involved in offering or selling the securities, and any commissions that we will pay to the agent, in our prospectus supplement.

    - Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

    - Our agents may be deemed to be underwriters under the Securities Act of any of the securities that they offer or sell.

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may use an underwriter or underwriters in the offer or sale of the securities.

    - If we and/or the Trust use an underwriter or underwriters, we and/or the Trust and/or the Trust will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of the securities.

    - We and/or the Trust will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement.

    - The underwriters will use our prospectus supplement to sell the securities.

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may use a dealer to sell the securities.

    - If we and/or the Trust use a dealer, we, as principal, will sell the securities to the dealer.

    - The dealer will then sell the securities to the public at varying prices that the dealer will determine at the time it sells the securities.

    - We and/or the Trust will include the name of the dealer and the terms of the transactions with the dealer in the prospectus supplement.

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may solicit directly offers to purchase the securities, and we and/or the Trust may directly sell the securities to institutional or other investors. We will describe the terms of our direct sales in our prospectus supplement.

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

We (or, in the case of the trust preferred securities, junior subordinated indentures and the guarantees, we and the Trust) may authorize our agents and underwriters to solicit offers by certain institutions to purchase the securities at the public offering price under delayed delivery contracts.

    - If we and/or the Trust use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

    - These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

    - We will indicate in our prospectus supplement, the commission that underwriters and agents soliciting purchases of the securities under delayed contracts will be entitled to receive.

                                 LEGAL MATTERS

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities, unless we indicate otherwise in a prospectus supplement. Richards, Layton & Finger, P.A., Wilmington, Delaware, will pass upon the validity under Delaware law of the Trust's trust securities, unless we indicate otherwise in a prospectus supplement.

                                    EXPERTS

We incorporate by reference into this prospectus and our registration statement our consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998. We have relied on the report of KPMG LLP, independent certified public accountants, also incorporated by reference into this prospectus and our registration statement, and upon their authority as experts in accounting and auditing.

Documents incorporated by reference in the future in this prospectus will include financial statements, related schedules, if required, and independent auditors' reports. The financial statements and schedules will have been audited to the extent and for the periods identified in the reports by the firm submitting the report. If audited financials are incorporated by reference, it will be based on reports given on the authority of the issuing firm as experts in accounting and auditing.

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
                                1,100,000 SHARES

                             COASTAL BANCORP, INC.

                   9.12% SERIES A CUMULATIVE PREFERRED STOCK

                                     [LOGO]

                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                           U.S. BANCORP PIPER JAFFRAY
                             LEGG MASON WOOD WALKER

                                  INCORPORATED

                                  MAY 11, 1999